Exhibit 99.1

ONCOLYTICS
BIOTECH INC

technology changing life

annual report 2009

Oncolytics BIOTECH INC

technology changing life

annual report 2009

Oncolytics Biotech® Inc. is focused on the development of oncolytic viruses as a novel and effective approach to cancer treatment. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus.

Oncolytics trades on the Toronto Stock Exchange

(symbol ONC) and on the NASDAQ (symbol ONCY).

Letter to Shareholders 1

Management’s Discussion and Analysis 4

Statement of Management’s Responsibility 36

Auditors’ Report 37

Financial Statements 39

Notes to Financial Statements 42

Corporate Information IBC

Annual and Special Meeting

The Annual and Special Meeting of the Shareholders will be held at the Hilton Toronto Hotel, 145 Richmond Street West, Toronto, Ontario at 4:30 pm Eastern Time on Tuesday, May 11, 2010.

2009 Message to Shareholders

In the last 12 months Oncolytics has made substantial clinical progress, strengthened our intellectual property position and balance sheet, and scaled up manufacturing to near commercial levels. We have executed on our business plan focused on preparing the Company for late stage clinical testing and ultimately commercial launch.

Transitioning to Late Stage Clinical Testing

In 2009, Oncolytics’ clinical program took a major step forward as we announced we had reached an agreement with the U.S. Food and Drug Administration (FDA) under the Special Protocol Assessment (SPA) process for the design of a Phase 3 trial examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers. The SPA process generates an agreement between Oncolytics and the FDA, confirming that the design and planned analyses of the Phase 3 study is adequate to provide the necessary data that, depending upon outcome, could support a license application submission for REOLYSIN.

We intend to conduct the first stage of the trial, at up to 25 centres in multiple jurisdictions including the United States, U.K., and Belgium and, on that basis, also secured approval from the U.K. Medicines and Healthcare products Regulatory Agency (MHRA) subsequent to year-end. Conducting the trials in these markets allows us to access many of the physicians and centres that have already completed clinical trial work with REOLYSIN as well as head and neck cancer specialists like Dr. Jan Vermorken at the University Hospital in Antwerp. We are currently awaiting approval from the Belgian authorities, which does not impact our ability to commence enrollment in other jurisdictions.

We believe we are the first company to reach an agreement with the FDA on a Phase 3 trial design for an intravenously-administered oncolytic virus under the SPA process. As specified in the SPA agreement, the randomized, two-arm, double-blind, multicentre, two-stage, adaptive Phase 3 trial will assess the intravenous administration of REOLYSIN with the chemotherapy combination of paclitaxel and carboplatin versus chemotherapy alone in patients with metastatic or recurrent squamous cell carcinoma of the head and neck (SCCHN), or squamous cell cancer of the nasopharynx, who have progressed on or after prior platinum-based chemotherapy.

The decision to pursue a Phase 3 trial in head and neck cancers was predicated on positive results seen in the Company’s U.K. Phase I and Phase II combination REOLYSIN and paclitaxel/carboplatin clinical trials, as well as significant preclinical work demonstrating synergy in combination with taxane or platinum-based drugs. Updated results reported in November 2009, confirmed that REOLYSIN was well tolerated when administered intravenously in combination with paclitaxel and carboplatin. Of 19 evaluable patients with head and neck cancer, mostly SCCHN refractory to prior platinum-based chemotherapy for recurrent/metastatic disease, eight experienced partial responses and six had stable disease. The total clinical benefit rate observed in head and neck cancer patients in the trial was 74%. Of four patients with malignant melanoma on the trial, one experienced a partial response and one had stable disease.

Growing Clinical Success

These were not the only positive clinical results we reported in the last year. In March 2009, we presented updated clinical results from our U.K. combination REOLYSIN and docetaxel clinical trial for patients with advanced cancers (REO 010). Twenty-four patients were treated in the trial, with 17 evaluable for response. Fifteen of the 17 evaluable patients experienced Stable Disease (SD) or better, including five patients who experienced minor and Partial Responses (PR), giving a clinical benefit rate (SD + PR + CR) of 88%. These results were especially compelling given how difficult heavily pre-treated patients are to treat and the robust nature of the response rate, which included a significant objective tumour response.

In April, we announced positive results from our U.K. Phase II clinical trial to evaluate the objective tumour response rate of REOLYSIN in combination with low-dose radiation in patients with advanced cancers. A total of 16 heavily pretreated patients with advanced cancer were treated. Of 14 patients evaluable for response, 13 patients had stable disease or better in the treated target lesions. Of these, partial responses were observed in four patients (lung, melanoma (2) and gastric) and minor responses were observed in two patients (thyroid, ovarian), for a total disease control rate (SD + PR + CR) of 93% in the treated lesions and suggesting that REOLYSIN is broadly active. This represents another very high disease control rate in patients that were previously treated with other therapies. In addition, the combination was well tolerated, with only mild (Grade 1 or 2) toxicities noted.

Late in the year, we reported updated results from a Phase 2 study of intravenous REOLYSIN in patients with sarcomas metastatic to the lung (REO 014). The investigators reported that the treatment had been well tolerated to date, and that 19 of 44 evaluable patients experienced stable disease ranging from two to 20 months, resulting in a total clinical benefit rate of 43%. The response objective for the study was three or more patients having prolonged stabilization of disease (>6 months) or better, for the agent to be considered. The trial exceeded its established objective with six patients experiencing stable disease for more than six months. Two patients had experienced stable disease for more than 19 months. One had synovial cell sarcoma that relapsed following surgery, while the other has Ewing’s Sarcoma and had previously progressed following multiple treatments.

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Evolving Clinical Program

While we continued to conclude trials and report data, we also started enrollment on a number of other trials. During the year we started enrollment on a U.K. translational clinical trial investigating intravenous administration of REOLYSIN in patients with metastatic colorectal cancer prior to surgical resection of liver metastases (REO 013); a U.S. Phase 2 clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer (NSCLC) with Kras or EGFR-activated tumours (REO 016); and a U.S. Phase 2 clinical trial using intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with metastatic melanoma being conducted by the Cancer Therapy & Research Center at the University of Texas Health Science Center in San Antonio (CTRC at UTHSCSA).

While our own clinical program continues to evolve, we have been able to cost effectively expand it by leveraging relationships with groups like the National Cancer Institute and St. James Hospital in the U.K., who conduct trials using REOLYSIN provided by Oncolytics. In 2009, we entered into an expanded relationship with the CTRC. The clinical collaboration involves up to five, open-label, Phase 2 studies exploring the use of REOLYSIN in combination with chemotherapy for various cancer indications. These indications are expected to include, pancreatic cancer, squamous cell lung, liver and Kras mutated colorectal cancers in combination with standard chemotherapeutics, in addition to the trial in melanoma that is already enrolling.

Strengthened Balance Sheet

Obtaining adequate funding to advance our increasingly late stage clinical program remains a core focus. Despite poor economic conditions through much of 2009, we conducted two financings raising gross proceeds of Cdn$6.9 million and US$14.7 million. We also raised an additional Cdn$14.8 million through the exercise of warrants as we accelerated their expiry dates based on meeting certain trading criteria. Early in the year, we successfully completed the acquisition of an inactive private company with net cash of $2.1 million by issuing 1,875,121 common shares. In total we raised 37.1 million in 2009 and our strong efforts in this regard, have given us sufficient resources to fund the enrollment and data analysis for the first 80-patient phase of our Phase 3 head and neck cancer trial.

Advancing Toward the Commercial Endpoint

In an effort to support our mid-term objective of attracting a large pharmaceutical partner, we appointed Dr. Alan Warrander to the role of Senior Vice President, Global Licensing and Business Development. In his 32-year career, Alan has held a number of progressively senior positions within the biotechnology and pharmaceutical industries, most recently as Director, Global Licensing, AstraZeneca.

One of our most important assets remains our intellectual property portfolio and we were able to add two new U.S. patents during the year, bringing our total issued to 33, with more than 200 issued worldwide.

Bringing REOLYSIN to market will require commercial scale manufacturing capability. During the year, with the support of contract manufacturer, SAFC Pharma®, a division of Sigma-Aldrich Corporation, we successfully completed an initial 100-litre production run of REOLYSIN under cGMP conditions. This run is anticipated to be the first of a series to be completed over the next several years as we work to support our clinical program and advance toward commercial launch of REOLYSIN. We also successfully completed our lyophilization (freeze-drying) formulation development program.

Looking to the Future

Looking ahead, our primary focus remains moving through our first Phase 3 clinical trial. With enrollment expected to commence in the near-term, we hope to complete the first 80-patient phase of the study in late 2010 or early 2011. Our decision to move into head and neck cancer was based on signals of efficacy observed in earlier-stage trials. A secondary goal for 2010 remains the identification of additional indications we can advance into late stage clinical testing and we expect to announce results from a number of Phase II trials, including our study in non-small cell lung cancer. These results will inform our decisions with respect to next steps in our clinical program as we work to find the most commercially viable indications. Finally, we will make decisions on which other indications we want to take into the clinic focusing on synergies between our broadly active agent and currently approved therapies, identified through our preclinical work.

2010 promises to be another exciting year for Oncolytics and I would like to thank all our stakeholders for their continued support through our substantial recent progress. I look forward to updating you in the quarters ahead.

Dr. Brad Thompson

President and CEO

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MANAGEMENT’S DISCUSSION & ANALYSIS 2009

Table of Contents

FORWARD-LOOKING STATEMENTS	4
REOLYSIN® DEVELOPMENT UPDATE FOR 2009	4
Clinical Trial Program	5
Clinical Trial – Special Protocol Assessment	5
Clinical Trial – 2009 Results	6
U.K. Phase I/II Combination REOLYSIN® and Paclitaxel/Carboplatin Clinical Trial	6
U.S. Phase II Sarcoma Clinical Trial	6
U.K. Phase I/II Combination REOLYSIN® and Gemcitabine Clinical Trial	7
U.K. Phase II Combination REOLYSIN® and Radiation Clinical Trial	7
U.K. Phase I/II Combination REOLYSIN® and Docetaxel Clinical Trial	8
Clinical Trials – Commencement of Patient Enrollment	8
U.S. Phase II Combination REOLYSIN® Paclitaxel and Carboplatin Clinical Trial for Non-Small Cell Lung Cancer	8
U.K. Transitional Clinical Trial for Metastatic Colorectal Cancer	8
Clinical Trials – Clinical Collaboration	9
Pre-Clinical and Collaborative Program	10
Publications	10
Presentations	11
Manufacturing and Process Development	12
Intellectual Property	12
Financing Activity	12
Acquisition of Inactive Private Company	12
Public Offerings	12
Warrants	12
Financial Impact	12
Cash Resources	13
REOLYSIN® DEVELOPMENT FOR 2010	13
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	13
SELECTED ANNUAL INFORMATION	17
RESULTS OF OPERATIONS	17
SUMMARY OF QUARTERLY RESULTS	22
FOURTH QUARTER	22
LIQUIDITY AND CAPITAL RESOURCES	25
OFF-BALANCE SHEET ARRANGEMENTS	28
TRANSACTIONS WITH RELATED PARTIES	28
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS	28
RISK FACTORS AFFECTING FUTURE PERFORMANCE	29
OTHER MD&A REQUIREMENTS	34
Disclosure Controls and Procedures	34

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

March 8, 2010

The following information should be read in conjunction with our 2009 audited consolidated financial statements and notes thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Forward-Looking Statements

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2010 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.

Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of REOLYSIN®, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.

With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN® and future expense levels being within our current expectations.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.

REOLYSIN® Development Update For 2009

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.

We have been developing our product REOLYSIN® as a possible cancer therapy since our inception in 1998. Our goal each year is to advance REOLYSIN® through the various steps and stages of development required

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TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN® supply, and our intellectual property.

Clinical Trial Program

We began 2009 with 12 clinical trials, either underway or approved to commence, two of which were sponsored by the U.S. National Cancer Institute (“NCI”). We had also announced, at the end of 2008, that we would be pursuing a Phase II/III, randomized trial using the combination of REOLYSIN® with paclitaxel and carboplatin in patients with head and neck cancers.

During 2009, our clinical program expanded to include a U.K. transitional clinical trial for patients with metastatic colorectal cancer sponsored by the University of Leeds (“Leeds”), and a broad U.S. clinical collaboration involving up to five phase II studies sponsored by the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”). Enrollment commenced in three clinical trials during the year and we completed enrollment in two of our U.K. co-therapy clinical trials and our mono-therapy sarcoma clinical trial in the U.S. We continued to announce positive clinical results throughout 2009 and reached an agreement with the U.S. Food and Drug Administration (“FDA”) under the Special Protocol Assessment (“SPA”) process for the design of our first Phase III examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers.

We exited 2009 with eight clinical trials, either underway or approved to commence, of which four are sponsored by us including our Phase III head and neck clinical trial. The remainder of our clinical trials are being sponsored by the NCI, CTRC or Leeds.

CLINICAL TRIAL – SPECIAL PROTOCOL ASSESSMENT

In October 2009, we reached an agreement with the FDA under the SPA process for the design of a Phase III trial examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers. The SPA is an agreement between us and the FDA that the design and planned analyses of the Phase III study is adequate to provide the necessary data, that depending upon outcome, could support a license application submission for REOLYSIN®.

As specified in the SPA, the randomized, two-arm, double-blind, multicentre, two-stage, adaptive Phase III trial will assess the intravenous administration of REOLYSIN® with the chemotherapy combination of paclitaxel and carboplatin versus the chemotherapy alone in patients with metastatic or recurrent squamous cell carcinoma of the head and neck, or squamous cell cancer of the nasopharynx, who have progressed on or after prior platinum-based chemotherapy. All patients will receive treatment every three weeks (21-day cycles) with paclitaxel and carboplatin and will also receive, on a blinded basis, either intravenous placebo or intravenous REOLYSIN®. All dosing takes place in the first five days of each cycle with all patients receiving standard intravenous doses of paclitaxel and carboplatin on day one only, and on days one through five, either intravenous placebo or intravenous REOLYSIN® at a dose of 3x1010 TCID50. Patients may continue to receive the trial combination therapy for up to eight, 21-day cycles and, thereafter, blinded placebo or blinded REOLYSIN® until the patient has progressive disease or meets other criteria for removal from the trial.

The primary endpoint for the trial is overall survival (“OS”); secondary endpoints include progression free survival (“PFS”), objective response rate (complete response (“CR”) + partial response (“PR”)) and duration of response, and safety and tolerability of REOLYSIN® when administered in combination with paclitaxel and

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MANAGEMENT’S DISCUSSION AND ANALYSIS

carboplatin. The first stage of the trial is non-adaptive, and is designed to enroll 80 patients. The second stage is adaptive, and is designed to enroll between 100 and 400 patients with the most probable statistical enrolment being 195 patients in this stage. This adaptive trial design allows frequent data evaluation to determine if the probability of reaching a statistically significant endpoint has been achieved.

CLINICAL TRIAL – 2009 RESULTS

U.K. Phase I/II Combination REOLYSIN® and Paclitaxel/Carboplatin Clinical Trial

In November 2009, updated clinical results were presented in a poster entitled “Phase I/II Trial of Oncolytic Reovirus (REOLYSIN) in Combination with Carboplatin/Paclitaxel in Patients with Advanced Solid Cancers with Emphasis on Squamous Cell Carcinoma of the Head and Neck (SCCHN)”. This poster was presented at the 2009 AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics conference held in Boston, Massachusetts.

Our investigators reported that REOLYSIN® was well tolerated when administered intravenously in combination with paclitaxel and carboplatin. Of the 19 evaluable patients with head and neck cancer, mostly SCCHN refractory to prior platinum-based chemotherapy for recurrent/metastatic disease, eight experienced PR and six had stable disease (“SD”). As a result, the total clinical benefit rate (CR + PR + SD) observed in head and neck cancer patients was 74% and the response rate (PR + CR) was 42%. Typically, in patients previously treated with platinum agents, the response rate is generally in the 3-10% range. As well, there were four patients with malignant melanoma on the trial, one experienced a partial response and one had stable disease.

This Phase I/II trial had two components. The first was a Phase I, open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously in combination with paclitaxel and carboplatin every three weeks. In this portion of the trial, standard dosages of paclitaxel and carboplatin are delivered to patients with escalating intravenous dosages of REOLYSIN®. Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as head and neck, melanoma, lung and ovarian that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. The second component of the trial was a Phase II, 14-patient, single arm, open-label, dose-targeted, non-randomized trial of REOLYSIN® given intravenously in combination with a standard dosage of paclitaxel and carboplatin. Eligible patients include those with advanced or metastatic head and neck cancers that are refractory to standard therapy or for which no curative standard therapy exists.

U.S. Phase II Sarcoma Clinical Trial

During the first half of 2009, we completed full enrollment of 52 patients in our U.S. Phase II sarcoma clinical trial and announced positive interim results at the American Society of Clinical Oncology (“ASCO”) annual meeting held in Orlando, Florida. During ASCO a presentation entitled “A Phase II Study of Intravenous REOLYSIN (Wild-type Reovirus) in the Treatment of Patients with Bone and Soft Tissue Sarcomas Metastatic to the Lung” was delivered by Dr. Monica Mita, the study principal investigator at the Institute of Drug Development (“IDD”), at CTRC.

The interim results demonstrated that the treatment was well tolerated, with 15 of 36, or 42%, of evaluable patients experiencing SD for more than 16 weeks, including five patients who have had SD for more than 24 weeks. One patient had SD for more than 80 weeks.

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TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

These results were updated at the 15th Annual Connective Tissue Oncology Society Meeting held in Florida in November 2009. A poster was presented entitled “A Phase II Study of Intravenous REOLYSIN (Wild-type Reovirus) in the Treatment of Patients with Bone and Soft Tissue Sarcomas Metastatic to the Lung,” was delivered by Dr. Kamalesh Sankhala, part of principal investigator Dr. Monica Mita’s team at the IDD.

The investigators reported that the treatment has been well tolerated, and that 19 of 44 evaluable patients experienced stable disease ranging from two to 20 months, resulting in a total clinical benefit rate of 43%. The response objective for the study was three or more patients having prolonged stabilization of disease (>6 months) or better, for the agent to be considered. The trial exceeded its established objective with six patients experiencing stable disease for more than six months. Two patients have experienced stable disease for more than 19 months. One has synovial cell sarcoma that relapsed following surgery, while the other has Ewing’s Sarcoma and had previously progressed following multiple treatments.

U.K. Phase I/II Combination REOLYSIN® and Gemcitabine Clinical Trial

During the first part of 2009, we completed patient enrolment in our U.K. clinical trial to evaluate the anti-tumour effects of intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced cancers including breast, and head and neck. A total of 15 patients were enrolled in the trial of which ten patients were evaluable for response. Two of these ten patients (breast and nasopharyngeal) experienced a PR and five of these ten patients experienced SD for 4-8 cycles. The total disease control rate (CR+ PR + SD) was 70% for these evaluable patients.

This trial was an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with gemcitabine every three weeks. Gemcitabine (1000 mg/m2) was administered to patients in combination with escalating dosages of REOLYSIN® intravenously. Eligible patients included those who had been diagnosed with advanced or metastatic solid tumours including pancreatic, lung and ovarian cancers that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists.

The primary objective of the trial was to determine the Maximum Tolerated Dose (“MTD”), Dose-Limiting Toxicity (“DLT”), recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with gemcitabine. Secondary objectives included the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

U.K. Phase II Combination REOLYSIN® and Radiation Clinical Trial

During 2009, we announced positive results in our U.K. Phase II clinical trial to evaluate the objective tumour response rate of REOLYSIN® in combination with low-dose radiation in patients with advanced cancers. A total of 16 heavily pretreated patients with advanced cancer (5 – melanoma, 4 – colorectal, 1 of each gastric, pancreas, ovarian, lung, cholangiocarcinoma, sinus and thyroid) were enrolled in this trial. Most patients had received prior chemotherapy and/or radiation. Of 14 patients evaluable for response, 13 patients had stable disease or better in the treated target lesions. Of these, partial responses were observed in four patients (lung, melanoma (2) and gastric) and minor responses were observed in two patients (thyroid, ovarian), for a total disease control rate of 93% in the treated lesions. The combination was well tolerated, with only mild (Grade 1 or 2) toxicities noted.

This trial was an open-label, single-arm, multi-centre Phase II study of REOLYSIN® delivered via intratumoural injection to patients during treatment with low-dose fractionated radiotherapy. 20 Gy of

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MANAGEMENT’S DISCUSSION AND ANALYSIS

radiation was given in five consecutive daily 4 Gy fractions combined with two intratumoural injections of REOLYSIN® (1x1010 TCID50) on days two and four. The primary endpoint was objective tumour response rate in treated lesions. Secondary endpoints were to evaluate viral replication, immune response, and safety. Eligible patients included those diagnosed with advanced or metastatic cancers that are refractory (“have not responded”) to standard therapy or for which no curative standard therapy exists.

U.K. Phase I/II Combination REOLYSIN® and Docetaxel Clinical Trial

During the early part of 2009, updated clinical results from our U.K. co-therapy trial with docetaxel were presented by Professor Hardev Pandha of the Royal Surrey County Hospital at the Fifth International Meeting on Replicating Oncolytic Virus Therapeutics held in Banff, Alberta. Twenty-four patients were treated in the trial, with 17 evaluable for response. Fifteen of the 17 evaluable patients experienced SD or better, including five patients who experienced minor and partial responses, giving a clinical benefit rate of 88%.

CLINICAL TRIALS – COMMENCEMENT OF PATIENT ENROLLMENT

U.S. Phase II Combination REOLYSIN® Paclitaxel and Carboplatin Clinical Trial for Non-Small Cell Lung Cancer

In March 2009, we commenced patient enrolment in our Phase II clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer (NSCLC) with Kras or EGFR-activated tumours. The Principal Investigator is Dr. Miguel Villalona-Calero, Professor, Division of Hematology/Oncology and Department of Internal Medicine and Pharmacology at The Ohio State University Comprehensive Cancer Center.

This trial is a single arm, single-stage, open-label, Phase II study of REOLYSIN® given intravenously with paclitaxel and carboplatin every 3 weeks. Patients will receive four to six cycles of paclitaxel and carboplatin in conjunction with REOLYSIN®, at which time REOLYSIN® may be continued as a monotherapy. It is anticipated that up to 36 patients will be treated in this trial.

Eligible patients include those with metastatic or recurrent NSCLC with Kras or EGFR-activated tumours, who have not received chemotherapy treatment for their metastatic or recurrent disease. Patients must have demonstrated mutations in Kras or EGFR, or EGFR gene amplification in their tumours (metastatic or primary) in order to qualify for the trial.

U.K. Transitional Clinical Trial for Metastatic Colorectal Cancer

In January 2009, patient enrolment began in a U.K. translational clinical trial investigating intravenous administration of REOLYSIN® in patients with metastatic colorectal cancer prior to surgical resection of liver metastases sponsored by the University of Leeds. The principal investigator is Professor Alan Melcher of St. James’s University Hospital.

This is an open-label, non-randomized, single centre study of REOLYSIN® given intravenously to patients for five consecutive days in advance of their scheduled operations to remove colorectal cancer deposits metastatic to the liver. Patients will comprise two groups receiving REOLYSIN®, either at an early (21 to 10 days) or late time point (less than 10 days) before surgical resection. After surgery, the tumour and surrounding liver tissue will be assessed for viral status and anti-tumour effects.

The primary objectives of the trial are to assess the presence, replication and anti-cancer effects of reovirus within liver metastases after intravenous administration of REOLYSIN® by examination of the resected

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TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

tumour. Secondary objectives include assessing the anti-tumour activity and safety profile of REOLYSIN®, and monitoring the humoral and cellular immune response to REOLYSIN®.

Eligible patients include those with histologically proven colorectal cancer, planned for potentially curative surgical resection of liver metastases. Up to 20 patients will receive one cycle of treatment in this trial, with approximately 10 in each of the early and late virus groups.

The University of Leeds is supporting the costs of the trial, while we will provide REOLYSIN®.

CLINICAL TRIALS – CLINICAL COLLABORATION

In February 2009, we entered into a broad clinical collaboration involving up to five, open-label, Phase II studies exploring the use of REOLYSIN® in combination with chemotherapy for various cancer indications with the CTRC. These indications are expected to include melanoma, pancreatic cancer, squamous cell lung, liver and K-RAS mutated colorectal cancers in combination with standard chemotherapeutics. This research program is in addition to Phase II trials in sarcoma and refractory head & neck cancers, sponsored by us that are currently underway at this site. The CTRC will support the costs of the trials while we will provide REOLYSIN®.

In September 2009, the first clinical trial under this clinical collaboration commenced patient enrollment. This trial is a U.S. Phase II clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with metastatic melanoma. The Principal Investigator is Dr. Devalingam Mahalingam, M.D., Ph.D., MRCP(UK), MRCP(I), clinical investigator in GI/thoracic oncology and drug development at the CTRC.

The trial is a single arm, open-label, Phase 2 study of REOLYSIN® given intravenously with paclitaxel and carboplatin every three weeks. It is anticipated that up to 43 patients will be treated in the study. Eligible patients include those with metastatic, malignant melanoma who have failed one or more prior therapies, or those who are not considered to be a candidate for standard, first-line treatment.

The primary objective is to measure the objective response rate (PR + CR) to the treatment combination. The secondary objectives are to assess progression-free survival and overall survival for the treatment regimen in the study population, to assess disease control rate and duration in the study population, and to assess the safety and tolerability of the combination treatment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Pre-Clinical and Collaborative Program

Publications

During 2009, the following articles were published:

Title	Senior Author	Publication	Description/Conclusion
Synergistic Effects of Oncolytic Reovirus and Cisplatin Chemotherapy in Murine Malignant Melanoma	Prof. Hardev Pandha	Clinical Cancer Research (online issue September 22, 2009)	The research demonstrated that the innate cancer killing activity of reovirus can be enhanced with a variety of commonly available therapeutic agents in models of malignant melanoma. Further, this work demonstrated that the combination of reovirus with cisplatin had the ability to nearly abrogate the production of inflammatory cytokines by the tumor cells, which is believed to augment virus replication in the tumor and improve its anti-cancer activity.
Synergistic Antitumor Activity of Oncolytic Reovirus and Chemotherapeutic Agents in Non-Small Cell Lung Cancer Cells	Dr. Shizuko Sei	Molecular Cancer (online issue July 14, 2009)

The investigators examined in vitro combination effects of reovirus alone and in combination with cisplatin, gemcitabine or vinblastine. When reovirus was used alone, it demonstrated significant cytolytic activity in 7 of 9 NSCLC cell lines examined. The combinations demonstrated strong synergistic effects on cell killing. The combination of reovirus and paclitaxel was invariably synergistic in all cell lines tested, regardless of their level of sensitivity to either agent.

The investigators concluded that the oncolytic activity of reovirus can be potentiated by taxanes and other chemotherapeutic agents, and that the reovirus-taxane combination most effectively achieves synergy through accelerated apoptosis triggered by prolonged mitotic arrest.

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TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

Presentations

During 2009, the following presentations were made:

Title	Presenter	Location	Description/Conclusion
Anti-Tumor Activity of Reovirus is Synergistically Enhanced in Combination with Temozolomide and Low Dose Irradiation in Primary Patient Glioma Xenografts Resistant to Treatment with Either Therapy Alone	Dr. Jacqueline Parker	28th American Society for Virology Annual Meeting in Vancouver, British Columbia

The poster covered preclinical work using reovirus in combination with low dose irradiation (IR) and temozolomide (TMZ). A panel of glioma cell lines and primary patient glioma explant cells were tested for susceptibility to reovirus, IR, TMZ, or a combination of these therapies in vitro. The combination index analyses revealed moderate to strong synergy in primary patient glioma cells treated with reovirus plus IR and TMZ in vitro. This effect was also seen in vivo in flank tumor xenografts from primary patient tumors resistant to reovirus therapy alone.

The investigators concluded that the data supports the use of reovirus in combination with standard radiation and chemotherapies for the treatment of malignant glioma in humans.

Combination of Oncolytic Reovirus and Rapamycin in a B16.F10 Mouse Melanoma Model	Prof. Hardev Pandha	Fifth International Meeting on Replicating Oncolytic Virus Therapeutics in Banff, Alberta

The investigators examined the in vitro and in vivo oncolytic activity of reovirus against the mouse melanoma cell line B16.F10 in combination with the mTOR inhibitor rapamycin. The investigators concluded that in vitro synergy between rapamycin and reovirus is only seen when rapamycin is administered after reovirus, and that simultaneous administration of rapamycin and reovirus decreases apoptotic cell death and viral replication.

However, unlike the in vitro observations, the combination of rapamycin and reovirus is synergistic in vivo. Further sequencing is being assessed to enhance this effect.

Immune-Mediated Anti-Tumor Activity of Reovirus is Independent of Direct Viral Oncolysis and Replication	Professor Alan Melcher	Fifth International Meeting on Replicating Oncolytic Virus Therapeutics in Banff, Alberta	The investigators concluded that the immune response is critical to reovirus tumor therapy and is of direct translational relevance to fulfilling the potential of this novel anti-cancer agent.

11

MANAGEMENT’S DISCUSSION AND ANALYSIS

Manufacturing and Process Development

During 2009, we continued to increase the scale of our manufacturing process by successfully completing two 100-litre production runs of REOLYSIN® under cGMP conditions. As well, in conjunction with the National Research Council Biotechnology Research Institute of Montreal and Lyophilization Technology, Inc. of Ivyland, Pennsylvania we successfully completed our lyophilization (freeze-drying) formulation development program for REOLYSIN® .

Intellectual Property

In 2009, three U.S. patents were issued. We have been issued over 200 patents including 33 U.S. and 11 Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Financing Activity

During 2009, we received cash inflow from financing activities of $37 million as follows:

Acquisition of Inactive Private Company

In April 2009, we completed the acquisition of an inactive private company. The cash available from the private company, at the time of closing, was $2.13 million and we issued 1,875,121 common shares in our capital based on a previously determined exchange ratio of $1.69. Net proceeds from this acquisition were $1.8 million.

Public Offerings

In May 2009, we closed a public offering whereby we issued 3,450,000 units at $2.00 per unit for gross proceeds of $6.9 million. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of $2.40 per share for a three year period, subject to an acceleration of the expiry date in certain circumstances. Net cash proceeds from this public offering were $5.9 million.

In November 2009, we closed a public offering whereby we issued 4,887,500 units at US$3.00 per unit for gross proceeds of US$14,662,500. Each unit consisted of one common share and 0.40 of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of US$3.50 per share for a five year period subject to an acceleration of the expiry date in certain circumstances. Net cash proceeds from this public offering were $13.9 million.

Warrants

During 2009, and in conjunction with the terms of our warrant indentures, we accelerated the expiry date of our warrants issued in December 2008, with an exercise price of $1.80, and the expiry date of our warrants issued in May 2009, with an exercise price of $2.40. We received proceeds of $5.8 million from the exercise of our $1.80 warrants and $9.1 million from the exercise of our $2.40 warrants.

Financial Impact

We estimated at the beginning of 2009, and in conjunction with our available cash resources, that our cash requirements to fund our base level of activity for 2009 would be approximately $11,000,000. During the second quarter of 2009, we raised an additional $8.3 million through our financing activities. As a result, we

12

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

re-evaluated and expanded our planned research and development to include additional clinical and manufacturing activities. Additional clinical activities included increasing patient enrollment in certain clinical trials and increasing related clinical trial support costs. Additional manufacturing activities include the 100-litre production run that was completed in the second quarter of 2009, the requisite fill, label, and packaging of our 100-litre run and expanded process validation studies. The cost of this additional activity for 2009 was approximately $4.0 million. We also reduced our accounts payable and accrued liabilities balance by $0.3 million when compared to the end of 2008. As a result, our combined cash used in operating activities 2009 was $16.1 million (see “Liquidity and Capital Resources”).

Our cash usage in our operating activities for 2009 was in line with our revised expectations. Our net loss for the year was $16,231,249.

Cash Resources

We exited 2009 with cash resources totaling $34,128,876 (see “Liquidity and Capital Resources”).

REOLYSIN® Development For 2010

Our planned development activity for REOLYSIN® in 2010 is made up of clinical, manufacturing, intellectual property and collaboration programs. Our 2010 clinical program includes the commencement of patient enrollment in our Phase III clinical trial examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers along with completion of Stage 1 of this trial (approximately 80 patients). As well, we expect to complete our non-small cell lung cancer trial and support those clinical trials that are sponsored by CTRC, Leeds and the NCI.

Our 2010 manufacturing program includes two 100-litre production runs along with the related fill, labeling, packaging and shipping of REOLYSIN® to the various clinical sites as required, and performing smaller process development studies examining formulation, stability and additional scale up. Our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio. Finally, our 2010 collaboration program will finish the studies in place at the end of 2009 and contemplates the addition of future studies that may be required.

We estimate that the cash requirements to fund our operations for 2010 will be approximately $24,000,000 (see “Liquidity and Capital Resources”).

Critical Accounting Policies and Estimates

In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of our research and development expenditures, the assessment of realizable value of long-lived assets, the amortization period of intellectual property and the calculation of stock based compensation.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

13

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESEARCH AND DEVELOPMENT

We account for our research and development activity in conjunction with the Canadian Institute of Chartered Accountants’ (the “CICA”) Handbook Section 3064 “Goodwill and Intangible Assets” (“Section 3064”) and expense all of our research and development costs as incurred. Under Section 3064, development costs should only be capitalized if all the criteria below are met:

1.	The technical feasibility of completing the intangible asset so that it will be available for use or sale.

2.	Our intention to complete the intangible asset and use or sell it.

3.	Our ability to use or sell the intangible asset.

4.	How the intangible asset will generate probable future economic benefits. Among other things, we are able to demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

5.	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

6.	Our ability to measure reliably the expenditure attributable to the intangible asset during its development.

We believe that we do not meet all of the above criteria and for this reason, our research and development costs are expensed and not capitalized.

We will monitor our progress against these criteria and will capitalize our development costs once we can conclude we meet the above criteria.

FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards

The Canadian Institute of Chartered Accountants’ Standards Board announced that Canadian publicly accountable enterprises are required to adopt IFRS, as issued by the International Accounting Standards Board (IASB), effective January 1, 2011.

We have commenced the process to transition from current Canadian GAAP (“GAAP”) to IFRS. Our transition plan, which in certain cases will be in process concurrently as IFRS is applied, includes the following three phases:

•

Scoping and diagnostic phase — This phase involves performing a high-level diagnostic assessment to identify key areas that may be impacted by the transition to IFRS. As a result of the diagnostic assessment, the potentially affected areas are ranked as high, medium or low priority. This phase was finalized in 2008.

•

Impact analysis, evaluation and design phase — In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS.

•	Implementation and review phase — This phase includes execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting

14

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

policy changes and training. At the end of the implementation and review phase we will be able to compile financial statements compliant with IFRS.

In 2009, we performed our impact analysis with respect to IFRS 1 “First Time Adoption of International Financial Reporting Standards”, analyzed other known GAAP to IFRS differences and commenced the preparation of our IFRS accounting policies.

IFRS 1 “First Time Adoption of International Financial Reporting Standards”

Upon review of IFRS 1, and as at December 31, 2009, we expect to utilize the exemption relating to investments in subsidiaries, jointly controlled entities and associates. We may also wish to utilize the exemption relating to cumulative translation differences if it is applicable upon adoption. We do not expect there to be a significant impact on our financial statements as a result of using these exemptions. As well, based on the transactions we have incurred to date and our specific facts, we believe it will not be necessary to utilize the other exemptions made available by IFRS 1. As we move towards actual implementation and reporting under IFRS, we will continue to monitor our transactions and make use of any exemptions that are determined to benefit Oncolytics.

OTHER GAAP TO IFRS DIFFERENCES

Functional Currency

There are differences in the determination of an entity’s functional currency between GAAP and IFRS. We are reviewing the facts of each of the entities within our corporate structure and we expect that our functional currencies should not change.

Foreign Currency Translation

The foreign currency translation of our subsidiaries may differ under IFRS compared to GAAP. This is dependent on our conclusion relating to the functional currency of each of our subsidiaries. We expect the impact of this difference to be insignificant.

Income Taxes

The IFRS standard, IAS 12 “Income Taxes” continues to be under review and it is expected to change before 2011. We expect that, regardless of the results of the review, there will be differences between IFRS and GAAP, but will depend on the final standard. The potential impact is not expected to impact our balance sheet or income statement, but will impact our valuation allowance within our income tax disclosure.

Treatment of Warrants with an Exercise Price Denominated in a Foreign Currency

There is a difference between GAAP and IFRS on the treatment of warrants with an exercise price denominated in a currency other than the entity’s functional currency. Currently, IFRS would require accounting for these warrants as a liability measured at fair value with changes in fair value recorded in the consolidated statement of loss. GAAP requires these warrants to be accounted for as an equity instrument. The current impact on our consolidated financial statements would be to increase our liabilities and decrease our equity by $1.0 million.

15

MANAGEMENT’S DISCUSSION AND ANALYSIS

Fair Presentation

Stock Based Compensation

As required by the fair value based method for measuring stock based compensation, we have chosen to use the Black Scholes Option Pricing Model (“Black Scholes” or the “Model”) to calculate the fair value of our options. Though there are other models available to calculate the option values (for example, the binomial model), Black Scholes is currently widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black Scholes is the appropriate option pricing model to use for our stock options at this time.

Black Scholes uses inputs in its calculation of fair value that require us to make certain estimates and assumptions. For 2009, we used the following weighted average assumptions:

2009
Risk-free interest rate	1.21%
Expected hold period to exercise	3.0 years
Volatility in the price of the our shares	57%
Dividend yield	Zero

A change in these estimates and assumptions will impact the value calculated by the Model. For instance, the volatility in the price of our shares is based on the quoted trading price. We assume that weekly trading prices best reflect our trading price volatility. However, an entity can choose between daily, weekly, or monthly trading prices in the volatility calculation.

The Model also uses an expected hold period to exercise in its calculation of fair value. When we are estimating the expected hold period to exercise we take into consideration past history, the current trading price and volatility of our common shares and have concluded that 3.0 years is an appropriate estimate. However, our options have a 10-year life and given the fluctuations in our stock price the expected hold period could be different.

Consequently, in complying with GAAP and selecting what we believe are the most appropriate assumptions under the circumstances, we have recorded non-cash employee stock based compensation expense for the year of $424,273. However, given the above discussion, this expense could have been different and still be in accordance with GAAP.

Warrant Values

Since inception, we have raised cash through the issue of units and the exercise of warrants and options. Each issued unit has consisted of one common share and portion of one common share purchase warrant with each whole warrant exercisable at a specified price for one additional common share for up to 60 months from the issue date. GAAP requires that when recording the issued units, a value should be ascribed to each component of the units based on the component’s fair value. The fair value of our common shares is established based on trading on stock exchanges in Canada and the U.S. However, as the warrants do not trade on an exchange, the Black Scholes Option Pricing Model has been used to determine the fair value of the warrants. In the event that the total calculated value of each individual component is greater than the price paid for the unit, the value of each component is reduced on a relative basis until the total is equal to the unit’s issue price.

16

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

For reasons discussed above under “Stock Based Compensation”, the Model can produce a range of calculated values for our warrants.

Selected Annual Information

	2009	2008	2007
	$	$	$
Revenue	—	—	—
Net loss(2)	16,231,249	17,550,204	15,950,426
Basic and diluted loss per share(2), (3)	0.33	0.42	0.39
Total assets(1), (3)	35,593,391	13,987,195	26,297,567
Cash dividends declared per share(4)	Nil	Nil	Nil

Notes:

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting.

(2)	Included in net loss and net loss per share is stock based compensation expense of $424,273 (2008 – $64,039; 2007 – $539,156).

(3)	We issued 17,719,211 common shares for net cash proceeds of $37,052,900 in 2009 (2008 – 2,650,000 common shares for net cash proceeds of $3,421,309; 2007 – 4,660,000 common shares for net cash proceeds of $12,114,394).

(4)	We have not declared or paid any dividends since incorporation.

Results of Operations

Net loss for the year ended December 31, 2009 was $16,231,249 compared to $17,550,204 and $15,950,426 for 2008 and 2007, respectively.

Research and Development Expenses (“R&D”)

	2009	2008	2007
	$	$	$
Clinical trial expenses	3,766,234	5,797,085	3,897,235
Manufacturing and related process development expenses	3,720,251	3,062,951	4,325,271
Intellectual property expenses	968,849	1,244,388	1,070,655
Pre-clinical trial expenses and collaborations	509,600	687,679	822,891
Quebec scientific research and experimental development refund	—	(75,833)	(56,562)
Other R&D expenses	2,641,580	2,635,605	2,326,253

Research and development expenses	11,606,514	13,351,875	12,385,743

17

MANAGEMENT’S DISCUSSION AND ANALYSIS

CLINICAL TRIAL EXPENSES

Clinical trial expenses include those costs associated with our clinical trial program in the U.S. and the U.K. as well as those incurred in the preparation of commencing other clinical trials. Included in clinical trial expenses are direct patient enrollment costs, contract research organization (“CRO”) expenses, clinical trial site selection and initiation costs, data management expenses and other costs associated with our clinical trial program.

	2009	2008	2007
	$	$	$
Clinical trial expenses	3,766,234	5,797,085	3,897,235

Our clinical trial expenses in 2009 were $3,766,234 compared to $5,797,085 and $3,897,235 in 2008 and 2007, respectively.

During 2009, we continued to complete patient enrollment and re-treatments in our Oncolytics’ sponsored clinical trials and exited 2009 with four enrolling trials compared to nine enrolling trials at the end of 2008. As well, we incurred grant costs in 2009 associated with our clinical trial research collaboration with the CTRC that were not incurred during 2008.

We exited 2009 with a clinical trial program that included eight clinical trials, either underway or approved to commence, of which four are sponsored by Oncolytics and the remainder being sponsored by the NCI, CTRC or Leeds.

In 2008, our clinical trial program expanded from eight active clinical trials at the beginning of the year to 12 clinical trials by the end of 2008 of which two are sponsored by the NCI. Of the ten clinical trials being conducted by us, nine trials were actively enrolling patients throughout 2008 compared to seven actively enrolling trials in 2007. As well, the patients enrolled in our Phase II clinical trials and those enrolled at the top dose of the dose escalation component of our Phase I trials received more re-treatments in 2008 compared to 2007.

In 2007, we incurred direct patient costs in our seven ongoing clinical trials and completed patient enrollment in our Phase Ia/Ib REOLYSIN®/radiation clinical trial. As well, we incurred clinical site start up costs for our four co-therapy trials in the U.K. and our Phase II sarcoma clinical trial in the U.S.

We expect our clinical trial expenses to increase in 2010 compared to 2009. We expect to commence enrollment in our Phase III clinical trial examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers along with completion of stage one of this trial (approximately 80 patients). As well, we expect to complete our non-small cell lung cancer trial and support those clinical trials that are sponsored by CTRC, Leeds and the NCI.

MANUFACTURING & RELATED PROCESS DEVELOPMENT EXPENSES (“M&P”)

M&P expenses include product manufacturing expenses and process development. Product manufacturing expenses include third party direct manufacturing costs, quality control testing, fill and packaging costs. Process development expenses include costs associated with studies that examine components of our

18

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

manufacturing process looking for improvements and costs associated with the creation and testing of our master and working viral and cell banks.

	2009	2008	2007
	$	$	$
Product manufacturing expenses	3,367,631	2,774,747	3,113,832
Technology transfer expenses	—	—	388,673
Process development expenses	352,620	288,204	822,766

Manufacturing and related process development expenses	3,720,251	3,062,951	4,325,271

Our M&P expenses for 2009 were $3,720,251 compared to $3,062,951 and $4,325,271 for 2008 and 2007, respectively.

During 2009, we completed the production and fill of our first cGMP 100-litre production run and completed the bulk production of a second cGMP 100-litre production run towards the end of the year. We also incurred costs associated with the fill, labeling, and packaging of the product from our 40-litre runs from 2008 for shipment to our clinical sites.

During 2008, we transferred and completed two 40-litre cGMP production runs of REOLYSIN® that are being used to supply our clinical trial program. As well, we incurred costs associated with the fill, packaging, and shipping of these production runs. In 2007, we completed and packaged the production runs that had commenced at the end of 2006 and initiated additional production runs to manufacture REOLYSIN® at the 20-litre scale. We also incurred technology transfer costs towards the end of 2007 related to the transfer of our 40-litre production process to a second cGMP manufacturer located in the U.S.

Our process development activity in 2009 was focused on developing a lyophilization formulation plan which was completed in the second quarter of 2009 and we commenced validation studies that are anticipated to be part of our path to registration. In 2008, we continued to examine further scale up to the 100-litre level, lyophilization and process validation studies. We completed our 100-litre scale up studies towards the end of 2008. Our main process development focus in 2007 centered on the scale up of our production process, which included scale up studies at 40-litre and 100-litre levels.

We expect our M&P expenses for 2010 to increase compared to 2009. We expect to complete multiple 100-litre cGMP production runs including fill and finish activities in 2010. We also expect to perform a number of small scale process development studies focusing on formulation, process validation, stability and scale up.

INTELLECTUAL PROPERTY EXPENSES

Intellectual property expenses include legal and filing fees associated with our patent portfolio.

	2009	2008	2007
	$	$	$
Intellectual property expenses	968,849	1,244,388	1,070,655

19

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our intellectual property expenses for 2009 were $968,849 compared to $1,244,388 and $1,070,655 for 2008 and 2007, respectively. The change in intellectual property expenditures reflects the timing of filing costs associated with our portfolio of patents and a change in the geographic focus of our worldwide patent filing strategy. At the yearend, we had been issued over 200 patents including 33 U.S. and 11 Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

PRE-CLINICAL TRIAL AND RESEARCH COLLABORATION EXPENSES

Pre-clinical trial expenses include toxicology studies and are incurred by us in support of expanding our clinical trial program into other indications, drug combinations and jurisdictions. Research collaborations are intended to expand our intellectual property related to reovirus and identify potential licensing opportunities arising from our technology base.

	2009	2008	2007
	$	$	$
Pre-clinical trial expenses and research collaborations	509,600	687,679	822,891

In 2009, our pre-clinical expenses and research collaborations expenses were $509,600 compared to $687,679 and $822,891 in 2008 and 2007, respectively. Our research collaboration activity in 2009 continued to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. In 2009, we completed the collaborative agreements we had entered into in 2008 and we continued to be selective in the types of new collaborations we entered into throughout the year. Over the last three years we have seen a decline in these expenses as we have entered into fewer collaborative agreements each year.

We expect that pre-clinical trial expenses and research collaborations in 2010 will remain consistent with 2009. We expect to complete our ongoing collaborative program carried over from 2009 and will continue to be selective in the types of new collaborations we enter into in 2010.

OTHER RESEARCH AND DEVELOPMENT EXPENSES

Other R&D expenses include compensation expenses for employees (excluding stock based compensation), consultant fees, travel and other miscellaneous R&D expenses.

	2009	2008	2007
	$	$	$
R&D consulting fees	279,321	197,773	241,811
R&D salaries and benefits	2,097,501	1,926,148	1,713,849
Other R&D expenses	264,758	511,684	370,593

Other research and development expenses	2,641,580	2,635,605	2,326,253

In 2009, our Other R&D expenses were $2,641,580 compared to $2,635,605 and $2,326,253 for 2008 and 2007, respectively. During 2009, the increase in R&D salaries and benefit cost was a result of yearend bonuses that

20

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

were not paid in 2008. In 2008, the increase in our R&D salaries and benefits costs was a result of increases in staff and salary levels for 2008 compared to 2007. Our Other R&D expenses in 2009 decreased compared to 2008 as there was less travel activity in 2009 associated with supporting our clinical trials, in the U.S. and the U.K. and fewer conferences, symposiums and meetings were attended in 2009 compared to 2008.

In 2010, we expect that our Other R&D expenses will remain consistent with 2009.

Operating Expenses

	2009	2008	2007
	$	$	$
Public company related expenses	2,423,161	3,099,583	2,578,100
Office expenses	1,359,346	1,211,992	1,248,095

Operating expenses	3,782,507	4,311,575	3,826,195

Public company related expenses include costs associated with investor relations and business development activities, legal and accounting fees, corporate insurance, and transfer agent and other fees relating to our U.S. and Canadian stock listings. In 2009, we incurred public company related expenses of $2,423,161 compared to $3,099,583 and $2,578,100 for 2008 and 2007, respectively. During 2009, our investor relations consulting, transfer agent and listing fees, and related travel costs decreased. As well, we did not incur the professional fees associated with the expansion of our corporate structure that were incurred in 2008.

Office expenses include compensation costs (excluding stock based compensation), office rent, and other office related costs. In 2009, we incurred office expenses of $1,359,346 compared to $1,211,992 and $1,248,095 in 2008 and 2007, respectively. In 2009, we began to incur additional expenses associated with supporting our expanded corporate structure that were not incurred in 2008 or 2007.

Stock Based Compensation

	2009	2008	2007
	$	$	$
Stock based compensation	424,273	64,039	539,156

Non-cash stock based compensation recorded for 2009 was $424,273 compared to $64,309 and $539,156 in 2008 and 2007, respectively. Stock based compensation in 2009 related to 332,500 options that were granted along with compensation expense relating to options that vested over the year compared to a grant of 15,500 options and 532,543 options in 2008 and 2007, respectively.

COMMITMENTS

As at December 31, 2009, we are committed to payments totaling $650,000 during 2010 for activities related to clinical trial activity and collaborations. All of these committed payments are considered to be part of our normal course of business.

21

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Quarterly Results

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2009				2008
	Dec.	Sept.	June	March	Dec.	Sept.	June	March
Revenue	—	—	—	—	—	—	—	—
Net loss (3)	5,245	2,694	4,335	3,958	4,760	4,141	5,255	3,394
Basic and diluted loss per common share(3)		$0.05	$0.09	$0.09	$0.11	$0.09	$0.13	$0.08
Total assets(1), (4)	35,593	10,240	12,755	9,802	13,987	13,542	19,011	22,854
Total cash(2), (4)	34,129	9,655	11,983	9,292	13,277	12,680	17,930	21,963

Total long-term debt	—	—	—	—	—	—	—	—

Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting.
(2)	Included in total cash are cash and cash equivalents plus short-term investments.

(3)	Included in net loss and loss per common share between December 2009 and January 2008 are quarterly stock based compensation expenses of $396,110, $7,982, $8,544, $11,637, $9,084, $17,339, $18,023, and $19,593, respectively.

(4)	We issued 17,524,211 common shares for net cash proceeds of $37,052,900 in 2009 (2008 – 2,650,000 common shares for net cash proceeds of $3,421,309).

(5)	We have not declared or paid any dividends since incorporation.

Fourth Quarter

Statement of loss for the three month period ended December 31, 2009 and 2008

	2009	2008
	$	$
	(unaudited)	(unaudited)
Expenses
Research and development expenses	3,600,282	3,701,280
Operating expenses	1,078,998	1,060,746
Stock based compensation	396,110	9,084
Foreign exchange (gain) loss	137,371	(48,224)
Amortization – intellectual property	—	90,375
Amortization – property and equipment	15,318	13,520

	5,228,079	4,826,781
Interest income	(5,225)	(66,312)
Income taxes	22,000	—

Net loss	5,244,854	4,760,469

Fourth Quarter Review of Operations

For the three month period ended December 31, 2009, our net loss was $5,244,854 compared to $4,760,469 for the three month period ended December 31, 2008.

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TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

RESEARCH AND DEVELOPMENT EXPENSES (“R&D”)

	2009	2008
	$	$
	(unaudited)	(unaudited)
Clinical trial expenses	805,188	1,644,934
Manufacturing and related process development expenses (“M&P”)	1,599,609	642,308
Intellectual property expenses	201,854	309,635
Pre-clinical trial expenses and research collaborations	185,906	385,810
Other R&D expenses	807,725	718,593

Research and development expenses	3,600,282	3,701,280

Clinical Trial Expenses
	2009	2008
	$	$
	(unaudited)	(unaudited)
Clinical trial expenses	805,188	1,644,934

Our clinical trial expenses for the fourth quarter of 2009 were $805,188 compared to $1,644,934 for the fourth quarter of 2008. We continued to complete patient enrollment and patient re-treatments in our Phase 2 clinical trial program during the fourth quarter of 2009. At the end of the third quarter of 2009, we had four Oncolytics’ sponsored trials enrolling patients compared to seven clinical trials enrolling patients at the end of the fourth quarter of 2009.

Manufacturing & Related Process Development Expenses (“M&P”)

	2009	2008
	$	$
	(unaudited)	(unaudited)
Product manufacturing expenses	1,553,558	469,812
Process development expenses	46,051	172,496

Manufacturing and related process development expenses	1,599,609	642,308

During the fourth quarter of 2009, our M&P expenses were $1,599,609 compared to $642,308 for the fourth quarter of 2008. In the fourth quarter of 2009, we completed our second cGMP 100-litre production run and had commenced the fill process. During the fourth quarter of 2008, we were completing the process of filling and testing the 40-litre cGMP production runs that had occurred in 2008.

Our process development activity in the fourth quarter of 2009 focused on optimization and validation studies. In the fourth quarter of 2008, we focused on lyophilization and process validation studies.

Intellectual Property Expenses

	2009	2008
	$	$
	(unaudited)	(unaudited)
Intellectual property expenses	201,854	309,635

23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our intellectual property expenses for the fourth quarter of 2009 were $201,854 compared to $309,635 for the fourth quarter of 2008. The change in intellectual property expenditures reflects the timing of filing costs associated with our patent base and a change in the geographic focus of our worldwide patent filing strategy. At the end of the fourth quarter of 2009, we had been issued over 200 patents including 33 U.S. and 11 Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Pre-Clinical Trial Expenses and Research Collaboration Expenses

	2009	2008
	$	$
	(unaudited)	(unaudited)
Research collaboration expenses	185,906	372,406
Pre-clinical trial expenses	—	13,404

Pre-clinical trial expenses and research collaborations	185,906	385,810

Our pre-clinical trial expenses and research collaboration costs were $185,906 in the fourth quarter of 2009 compared to $385,810 in the fourth quarter of 2008. During the fourth quarters of 2009 and 2008, our research collaboration activities continued to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. During the fourth quarter of 2009, the number of collaborations decreased compared to the fourth quarter of 2008.

Other Research and Development Expenses

	2009	2008
	$	$
	(unaudited)	(unaudited)
R&D consulting fees	18,437	74,565
R&D salaries and benefits	711,774	524,219
Quebec scientific research and experimental development refund	—	(75,833)
Other R&D expenses	77,514	195,642

Other research and development expenses	807,725	718,593

Our other research and development expenses were $807,725 in the fourth quarter of 2009 compared to $718,593 in the fourth quarter of 2008. In the fourth quarter of 2009, our R&D salaries and benefits increased as a result of annual bonuses that were paid in 2009, but were not paid in 2008. Also, our Other R&D expenses decreased in the fourth quarter of 2009, as there was less travel related activity compared to the fourth quarter of 2008. In the fourth quarter of 2008, there was an increase in the level of travel activity associated with supporting our clinical trials in the U.S. and the U.K. as well as attending conferences, symposiums and meetings relating to the various presentations that occurred during that period.

OPERATING EXPENSES

	2009	2008
	$	$
	(unaudited)	(unaudited)
Public company related expenses	668,046	757,268
Office expenses	410,952	303,478

Operating expenses	1,078,998	1,060,746

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TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

Our operating expenses in the fourth quarter of 2009 were $1,078,998 compared to $1,060,746 for the fourth quarter of 2008. In the fourth quarter of 2009, our public company related expenses declined compared to the fourth quarter of 2009. Specifically, our investor relations activity, transfer agent and listing fees, and related travel costs decreased. As well, in the fourth quarter of 2008, we incurred professional fees associated with the expansion of our corporate structure that were not incurred in the fourth quarter of 2009.

STOCK BASED COMPENSATION

	2009	2008
	$	$
	(unaudited)	(unaudited)
Stock based compensation	396,110	9,084

Our non-cash stock based compensation expense recorded in the fourth quarter of 2009 was $396,110 compared to $9,084 in the fourth quarter of 2008. In the fourth quarter of 2009, an additional 332,500 options were granted compared to 15,500 options granted in the fourth quarter of 2008.

Liquidity and Capital Resources

2009 Financing Activities

During 2009, we received cash inflow from financing activities of $37 million as follows:

Acquisition of Inactive Private Company

In April 2009, we completed the acquisition of an inactive private company. The cash available from the private company, at the time of closing, was $2.13 million and we issued 1,875,121 common shares in our capital based on a previously determined exchange ratio of $1.69. Net proceeds from this acquisition were $1.8 million.

PUBLIC OFFERINGS

In May 2009, we closed a public offering whereby we issued 3,450,000 units at $2.00 per unit for gross proceeds of $6.9 million. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of $2.40 per share for a three year period, subject to an acceleration of the expiry date in certain circumstances. Net cash proceeds from this public offering were $5.9 million.

In November 2009, we closed a public offering whereby we issued 4,887,500 units at US$3.00 per unit for gross proceeds of US$14,662,500. Each unit consisted of one common share and 0.40 of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of US$3.50 per share for a five year period subject to an acceleration of the expiry date in certain circumstances. Net cash proceeds from this public offering were $13.9 million.

EXERCISE OF WARRANTS

$1.80 Warrants

On October 23, 2009, we announced that pursuant to the provision of written notification on September 23, 2009, of the accelerated expiry of our $1.80 warrants issued on December 5, 2008, and those warrants amended on December 18, 2008, we received total proceeds of $5,823,000 from the exercise of these warrants.

25

MANAGEMENT’S DISCUSSION AND ANALYSIS

$2.40 Warrants

On November 3, 2009, we announced that pursuant to the provision of written notification on October 2, 2009, of the accelerated expiry of our $2.40 warrants issued on May 13, 2009, we had received total proceeds of $9,108,000.

2008 Financing Activities

On December 5, 2008, pursuant to a public offering under our base shelf prospectus, we issued 2,650,000 units for net cash proceeds of $3,421,309. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to acquire one common share upon payment of $1.80 until December 5, 2011, subject to acceleration of the expiry date under certain circumstances.

On December 18, 2008, we amended the terms of 320,000 previously issued broker warrants for cash consideration of $41,600. The amendments included adjusting the exercise price from $5.65 to $1.80 per warrant and extending the expiry date from December 29, 2008 to December 29, 2009, subject to acceleration of the expiry date in certain circumstances.

Investment Activities

On October 20, 2009, we made an investment in British Canadian Biosciences Corp. (“BCBC”), a privately held biotechnology company specializing in the development of peptides for the treatment of a variety of conditions, including cancer. Oncolytics purchased all of the convertible preferred shares of BCBC in exchange for 200,000 common shares of Oncolytics. At that time, if converted to common shares, Oncolytics would own approximately 10% of the outstanding BCBC common shares. In addition, we obtained a right, under certain circumstances, to purchase the rights to BCBC’s oncology product which is entering Phase II studies for use in solid tumours. The purpose of the transaction is to gain access, at a future date, to a potential new oncology product. Beyond this transaction, we have no commitments for future program support to BCBC. None of our directors, officers, or related parties own shares in or have any commercial interests in BCBC.

Liquidity

As at December 31, 2009 and 2008, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	2009	2008
	$	$
Cash and cash equivalents	32,448,939	7,429,895
Short-term investments	1,679,937	5,846,634
Working capital position	31,366,458	9,008,408

The increase in our cash and cash equivalent and short term investment positions reflects the cash usage from our operating activities of $16,063,879 along with the cash provided by financing activities of $37,052,900 for the year ending December 31, 2009.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations through the issue of additional capital via public and private offerings and acquisition of a private company.

26

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

As a result of our financing activities in 2009, we raised over $37 million to be used to support our clinical trial, manufacturing, intellectual property and collaboration programs. We anticipate that the cost of operations in 2010 will be $24 million.

Despite the anticipated increase in our cash requirements compared to 2009, we continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations into 2011. Factors that will affect our anticipated cash usage in 2010 and for which additional funding might be required include, but are not limited to, any expansion in our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number and timing of manufacturing runs required to supply our clinical trial program and the cost of each run, and the level of collaborative activity undertaken.

During 2009, we were able to raise funds through a public offering, the acquisition of a private company and through the exercise of existing warrants and options. As well, we were able to raise funds in December 2008 through a public offering of units. We have no assurances that we will be able to raise funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements.

We also want to be in a position to evaluate potential financings and be able to accept appropriate financings when available. As a result, we filed a base shelf prospectus on June 16, 2008 which qualified for distribution up to $150,000,000 of common shares, subscription receipts, warrants, debt securities and/or units. Establishing our base shelf provides us with additional flexibility when seeking capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. We were able to take advantage of our base shelf in 2009 with our two public offerings along with the exercise of the related warrants raising approximately $35 million. Our base shelf expires in 2010 and we will renew it accordingly.

Contractual Obligations

We have the following contractual obligations as at December 31, 2009:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4–5 years	After 5 years
	$	$	$	$	$
Alberta Heritage Foundation(1)	150,000	—	—	—	150,000
Capital lease obligations	Nil	—	—	—	—
Operating leases(2)	126,693	89,430	37,263	—	—
Purchase obligations	650,000	650,000	—	—	—
Other long term obligations	Nil	—	—	—	—

Total contractual obligations	926,693	739,430	37,263	—	150,000

Note:

(1)	Our Alberta Heritage Foundation obligation requires repayments upon the realization of sales (see note 7 of our audited 2009 consolidated financial statements).

(2)	Our operating leases are comprised of our office lease and exclude our portion of operating costs.

27

MANAGEMENT’S DISCUSSION AND ANALYSIS

We intend to fund our capital expenditure requirements and commitments with existing working capital.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guarantee investment certificates. As of December 31, 2009, we had $1.68 million invested under this policy, currently earning interest at an effective rate of 0.17%.

Off-Balance Sheet Arrangements

As at December 31, 2009, we had not entered into any off-balance sheet arrangements.

Transactions with Related Parties

In 2009 and 2008, we did not enter into any related party transactions.

Financial Instruments and Other Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments, investment, accounts receivable, and accounts payable. As at December 31, 2009, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:

Credit Risk

Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest Rate Risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

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TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency Risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2009 by approximately $63,757. The impact of a $0.01 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2009 by approximately $17,395.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2009 are as follows:

	U.S. dollars	British pounds
	$	£
Cash and cash equivalents	13,000,437	316,168
Accounts payable	423,905	486,087

	12,576,532	(169,919)

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 16 of our audited financial statements. Accounts payable are all due within the current operating period.

Risk Factors Affecting Future Performance

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

29

MANAGEMENT’S DISCUSSION AND ANALYSIS

In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that this reliance and these relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.

Our product REOLYSIN® is in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN®, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals, or early studies in humans, whether REOLYSIN® will prove to be safe and effective in humans. REOLYSIN® will require additional research and development, including extensive clinical testing, before we will be able to obtain the approval of the United States Food and Drug Administration (the “FDA”) or from similar regulatory authorities in other countries to market REOLYSIN® commercially. There can be no assurance that the research and development programs conducted by us will result in REOLYSIN® or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

To achieve profitable operations, we , alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results. If we are unable to establish that REOLYSIN® is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.

There are inherent risks in pharmaceutical research and development.

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by us will be affected by numerous factors beyond our control, including:

•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;
•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;
•	manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;
•	proprietary rights of third parties or competing products or technologies may preclude commercialization;

30

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and
•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our product under development has never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.

Pharmaceutical products are subject to intense regulatory approval processes.

The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and other relevant regulatory authorities may deny approval of a new drug application (“NDA”) or its equivalent in the relevant jurisdiction if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in or with our customers’ other drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

31

MANAGEMENT’S DISCUSSION AND ANALYSIS

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States. We could face similar risks in these other jurisdictions, as the risks described above.

Our operations and products may be subject to other government manufacturing and testing regulations.

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.

The products anticipated to be manufactured by us will have to comply with the FDA’s current Good Manufacturing Practices (“cGMP”) and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

We are subject to regulation by governments in many jurisdictions and, if we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

32

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

Our products may fail or cause harm, subjecting us to product liability claims, which are uninsured.

The sale and use of our products entail risk of product liability. We currently do not have any product liability insurance. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.

Our technologies may become obsolete.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting the respective niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.

We have no operating revenues and a history of losses.

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2009, we had an accumulated deficit of $118.8 million and we incurred net losses of $16.2 million, $17.6 million, and $16.0 million, for the years ended December 31, 2009, 2008, and 2007, respectively. We anticipate that we will continue to incur significant losses during 2010 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.

We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

We anticipate that we may need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In

33

MANAGEMENT’S DISCUSSION AND ANALYSIS

order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.

The cost of director and officer liability insurance may continue to increase substantially or may not be available to us and may affect our ability to retain quality directors and officers.

We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the U.S. equity markets, director and officer liability insurance had until recently become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage will limit our ability to attract and maintain directors and officers as required to conduct our business.

We incur some of our expenses in foreign currencies and therefore are exposed to foreign currency exchange rate fluctuations.

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the U.S. dollar and the British pound (“GBP”). We are therefore exposed to foreign currency rate fluctuations. Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

We earn interest income on our excess cash reserves and are exposed to changes in interest rates.

We invest our excess cash reserves in investment vehicles that provide a rate of return with little risk to principle. As interest rates change the amount of interest income we earn will be directly impacted.

Other MD&A Requirements

We have 61,549,969 common shares outstanding at March 8, 2010. If all of our warrants (1,955,000) and options (3,929,693) were exercised we would have 67,434,662 common shares outstanding.

Our 2009 Annual Information Form on Form 20-F will be available on www.sedar.com.

Disclosure Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES:

Our chief executive and financial officers reviewed and evaluated our disclosure controls and procedures. Based on that evaluation, they have concluded that our disclosure controls and procedures are effective in providing them with timely material information relating to the Company.

34

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Oncolytics Biotech Inc. have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2009, and has concluded that such internal control over financial reporting is effective as of December 31, 2009. There are no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

35

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

Statement of Management’s Responsibility

Management is responsible for the preparation and presentation of the consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

In management’s opinion, the accompanying consolidated financial statements have been properly prepared within reasonable limits of materiality and in accordance with the appropriately selected Canadian generally accepted accounting principles and policies consistently applied and summarized in the consolidated financial statements.

The MD&A has been prepared in accordance with the requirements of securities regulators as applicable to Oncolytics Biotech Inc.

The consolidated financial statements and information in the MD&A generally include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Based on careful judgments by management, such estimates have been properly reflected in the accompanying consolidated financial statements and MD&A. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources and risks and uncertainty. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Systems of internal controls, including organizational and procedural controls and internal controls over financial reporting, assessed as reasonable and appropriate in the circumstances, are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable records for financial purposes.

We, as the Chief Executive Officer and Chief Financial Officer, will certify to our annual filings with the CSA and the SEC as required in Canada by National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual Interim Filings) and in the United States by the Sarbanes-Oxley Act.

The external auditors conducted an independent examination of corporate and accounting records in accordance with generally accepted auditing standards to express their opinion on the consolidated financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the consolidated financial statements are presented fairly. The external auditors have full and free access to our Board of Directors and its Committees to discuss audit, financial reporting and related matters.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements and MD&A before they are presented to the Board of Directors for approval.

Brad Thompson, PhD	Doug Ball, CA
Chairman, President and CEO	Chief Financial Officer

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TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

Auditors’ Report

To the Shareholders of Oncolytics Biotech Inc.

We have audited the consolidated balance sheets of Oncolytics Biotech Inc. as at December 31, 2009 and 2008 and the consolidated statements of loss and comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2009 and for the cumulative period from inception on April 2, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 and the cumulative period from inception on April 2, 1998 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Oncolytics Biotech Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2010, expressed an unqualified opinion thereon.

Chartered Accountants
Calgary, Canada
March 8, 2010

37

INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report

on Internal Control Over Financial Reporting

Under the Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of Oncolytics Biotech Inc.

We have audited Oncolytics Biotech Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Oncolytics Biotech Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Oncolytics Biotech Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Oncolytics Biotech Inc. as at December 31, 2009 and 2008 and the consolidated statements of loss and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2009, and for the cumulative period from inception on April 2, 1998, and our report dated March 8, 2010, expressed an unqualified opinion thereon.

Calgary, Canada	Chartered Accountants
March 8, 2010

38

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

Consolidated Balance Sheets

As at December 31	2009	2008
	$	$

ASSETS
Current
Cash and cash equivalents	32,448,939	7,429,895
Short-term investments [note 17]	1,679,937	5,846,634
Accounts receivable	64,787	86,322
Prepaid expenses	507,408	179,668

	34,701,071	13,542,519

Property and equipment [note 5]	208,320	263,926

Intellectual property [note 6]	—	180,750

Long term investment [note 21]	684,000	—

	35,593,391	13,987,195

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	4,226,933	4,534,111

Commitments and contingency [notes 7, 8, 9 and 15]
Shareholders’ equity
Share capital [note 10]
Authorized: unlimited
Issued: 61,549,969 (2008 – 43,830,748)	131,908,274	95,234,924
Warrants [note 10]	4,511,441	3,425,110
Contributed surplus [notes 2, 10, 11 and 12]	13,734,743	13,349,801
Deficit [note 4]	(118,788,000)	(102,556,751)

	31,366,458	9,453,084

	35,593,391	13,987,195

See accompanying notes

On behalf of the Board:

Fred Stewart	Jim Dinning
Director	Director

39

FINANCIAL STATEMENTS

Consolidated Statements of Loss and Comprehensive Loss

For the periods ended December 31	2009	2008	2007	Cumulative from inception on April 2, 1998 to December 31, 2009
	$	$	$	$
Revenue
Rights revenue	—	—	—	310,000

	—	—	—	310,000

Expenses
Research and development [notes 9 and 10]	11,606,514	13,351,875	12,385,743	86,138,291
Operating	3,782,507	4,311,575	3,826,195	28,619,532
Stock based compensation [note 11]	424,273	64,039	539,156	5,193,117
Foreign exchange loss (gain)	179,716	(68,283)	8,862	769,143
Amortization – intellectual property	180,750	361,500	361,500	3,615,000
Amortization – property and equipment	64,930	48,754	40,714	562,081

	16,238,690	18,069,460	17,162,170	124,897,164

Loss before the following	16,238,690	18,069,460	17,162,170	124,587,164

Interest income	(29,441)	(519,256)	(1,211,744)	(6,563,446)

Gain on sale of BCY LifeSciences Inc. [note 22]	—	—	—	(299,403)
Loss on sale of Transition Therapeutics Inc.	—	—	—	2,156,685

Loss before income taxes	16,209,249	17,550,204	15,950,426	119,881,000

Income taxes [note 14]	22,000	—	—	(1,093,000)

Net loss and comprehensive loss for the period	16,231,249	17,550,204	15,950,426	118,788,000

Basic and diluted loss per common share [note 13]	(0.33)	(0.42)	(0.39)

See accompanying notes

40

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

Consolidated Statements of Cash Flows

For the periods ended December 31	2009	2008	2007	Cumulative from inception on April 2, 1998 to December 31, 2009
	$	$	$	$
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	(16,231,249)	(17,550,204)	(15,950,426)	(118,788,000)
Add/(deduct) non-cash items
Amortization – intellectual property	180,750	361,500	361,500	3,615,000
Amortization – property and equipment	64,930	48,754	40,714	562,081
Stock based compensation [note 11]	424,273	64,039	539,156	5,193,117
Other non-cash items [note 20]	110,800	—	—	1,494,337
Net change in non-cash working capital [note 20]	(613,383)	1,787,279	586,964	3,654,738

Cash used in operating activities	(16,063,879)	(15,288,632)	(14,422,092)	(104,268,727)

INVESTING ACTIVITIES
Acquisition of property and equipment	(9,324)	(111,577)	(92,221)	(823,068)
Purchase of short-term investments	(1,679,937)	(347,901)	(949,496)	(51,096,801)
Redemption of short-term investments	5,846,634	13,000,000	6,573,000	48,998,380
Investment in BCY LifeSciences Inc.	—	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	—	2,532,343

Cash provided by investing activities	4,157,373	12,540,522	5,531,283	75,456

FINANCING ACTIVITIES
Proceeds from exercise of stock options and warrants	15,210,210	41,600	51,000	30,511,278
Proceeds from private placements	—	—	—	38,137,385
Proceeds from acquisition of private company [note 10]	1,800,120	—	—	1,800,120
Proceeds from public offerings	20,042,570	3,421,309	12,063,394	66,320,777

Cash provided by financing activities	37,052,900	3,462,909	12,114,394	136,769,560

Net increase in cash and cash equivalents during the period	25,146,394	714,799	3,223,585	32,576,289
Impact of foreign exchange on cash and cash equivalents	(127,350)	—	—	(127,350)

Cash and cash equivalents, beginning of period	7,429,895	6,715,096	3,491,511	—

Cash and cash equivalents, end of period	32,448,939	7,429,895	6,715,096	32,448,939

Cash interest received	47,573	769,529	1,392,866

See accompanying notes

41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

1.	Incorporation and Nature of Operations

Oncolytics Biotech Inc. (the “Company” or “Oncolytics”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our product being developed may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

2.	Basis of Financial Statement Presentation

On April 21, 1999, SYNSORB Biotech Inc. (“SYNSORB”) purchased all of our shares. In connection with this acquisition, the basis of accounting for our assets and liabilities was changed to reflect SYNSORB’s cost of acquiring its interest in such assets and liabilities (i.e. reflecting SYNSORB’s purchase cost in our consolidated financial statements). The amount by which SYNSORB’s purchase price exceeded the underlying net book value of our assets and liabilities at April 21, 1999 was $2,500,000. This amount was credited to contributed surplus and charged to intellectual property and was amortized to income based on the established amortization policies for such assets. Subsequent to April 21, 1999, SYNSORB’s ownership has been diluted through public offerings of our common shares, sales of our shares by SYNSORB and a distribution of SYNSORB’S ownership interest in the Company to their shareholders. As a result, SYNSORB no longer has any ownership in the Company.

3.	Summary of Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These policies are, in all material respects, in accordance with United States generally accepted accounting principles (“U.S. GAAP”) except as disclosed in note 23. The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include our accounts and the accounts of our incorporated subsidiaries. All intercompany transactions and balances have been eliminated.

USE OF ESTIMATES

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting our consolidated financial statements include the inputs used to determine our stock based compensation, expense for the year and our assessment of our future income tax assets and related valuation allowance.

42

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Amortization is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the declining balance method at the following annual rates:

Office equipment and furniture	20%
Medical equipment	20%
Computer equipment	30%
Leasehold improvements	Straight-line over the term of the lease

INTELLECTUAL PROPERTY

Intellectual property costs related to the initial acquisition of our business by SYNSORB. These costs were amortized on a straight-line basis over a 10-year period (the expected useful life) commencing July 1, 1999 and are now fully amortized.

FOREIGN CURRENCY TRANSLATION

Transactions originating in foreign currencies are translated into the functional currency of the entity at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. Exchange gains and losses are included in net loss for the period.

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of the development costs have been expensed.

LOSS PER COMMON SHARE

Basic loss per common share is determined using the weighted average number of common shares outstanding during the period.

We use the treasury stock method to calculate diluted loss per common share. Under this method, diluted loss per common share is computed in a manner consistent with basic loss per common share except that the weighted average common shares outstanding are increased to include additional common shares from the assumed exercise of options and warrants, if dilutive. The number of additional common shares is calculated by assuming that any outstanding “in the money” options and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

STOCK OPTION PLAN

We have one stock option plan (the “Plan”) available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by our Board of Directors (the “Board”). Under the Plan, the exercise price of each option equals the trading price of our stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than 10 years from the date of grant.

STOCK BASED COMPENSATION

Officers, Directors and Employees

We use the fair value based method of accounting for employee awards granted under the Plan. We calculate the fair value of each stock option grant using the Black Scholes Option Pricing Model and the fair value is recorded over the option’s vesting period on a straight-line basis.

43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Non-Employees

Stock based compensation to non-employees is recorded at fair market value based on the fair value of the consideration received, or the fair value of the equity instruments granted, or liabilities incurred, whichever is more reliably measurable, on the earlier of the date at which a performance commitment is reached, performance is achieved, or the vesting date of the options.

FINANCIAL INSTRUMENTS

Financial Assets

Financial assets are comprised of cash and cash equivalents, accounts receivable (mainly goods and services tax receivable), short-term investments and long term investment. Financial assets are initially recorded at fair market value and are classified as follows:

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and interest bearing deposits with our bank and have been designated as held for trading.

Accounts Receivable

Accounts receivable have been designated as loans and receivables. Changes in fair value are recognized in net income on de-recognition, impairment, or write-down.

Short-term Investments

We determine the appropriate classification of our short-term investments at the time of purchase and re-evaluate such designation as of each balance sheet date. We classify our short-term investments as held-to-maturity as we have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at original cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest rate method. Such amortization and interest on securities classified as held-to-maturity are included in interest income.

Long Term Investment

Our Long Term Investment is comprised of equity securities in a private company with no active market for these securities. We do not intend to dispose of this financial asset within the year. As such, we have designated this investment as available-for-sale and classified it as long term. As there is no quoted market price in an active market for these securities, our long term investment is measured at cost.

Financial Liabilities

Our financial liabilities are comprised of trade accounts payable and are non interest-bearing and are recorded at fair market value. Our trade accounts payables are designated as Other Financial Liabilities and are subsequently measured at amortized cost using the effective interest rate method.

Transaction Costs

Transaction costs are expensed as incurred for financial instruments designated as held for trading. Transaction costs for financial assets classified as available for sale, loans and receivables, and financial liabilities classified as other than held for trading are recognized immediately in income.

FUTURE INCOME TAXES

We follow the liability method of accounting for income taxes. Under the liability method, future income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Future income tax assets and liabilities are measured using substantively enacted income tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the change.

44

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

The Canadian Institute of Chartered Accountants’ Standards Board announced that Canadian publicly accountable enterprises are required to adopt IFRS, as issued by the International Accounting Standards Board (IASB), effective January 1, 2011.

We have commenced the process to transition from current Canadian GAAP (“GAAP”) to IFRS. Our transition plan, which in certain cases will be in process concurrently as IFRS is applied, includes the following three phases:

•

Scoping and diagnostic phase — This phase involves performing a high-level diagnostic assessment to identify key areas that may be impacted by the transition to IFRS. As a result of the diagnostic assessment, the potentially affected areas are ranked as high, medium or low priority. This phase was finalized in 2008.

•

Impact analysis, evaluation and design phase — In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS.

•

Implementation and review phase — This phase includes execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training. At the end of the implementation and review phase we will be able to compile financial statements compliant with IFRS.

In 2009, we performed our impact analysis with respect to IFRS 1 “First Time Adoption of International Financial Reporting Standards”, analyzed other known GAAP to IFRS differences and commenced the preparation of our IFRS accounting policies.

IFRS 1 “First Time Adoption of International Financial Reporting Standards”

Upon review of IFRS 1, and as at December 31, 2009, we expect to utilize the exemption relating to investments in subsidiaries, jointly controlled entities and associates. We may also wish to utilize the exemption relating to cumulative translation differences if it is applicable upon adoption We do not expect there to be a significant impact on our financial statements as a result of using these exemptions. As well, based on the transactions we have incurred to date and our specific facts, we believe it will not be necessary to utilize the other exemptions made available by IFRS 1. As we move towards actual implementation and reporting under IFRS, we will continue to monitor our transactions and make use of any exemptions that are determined to benefit Oncolytics.

Other GAAP To IFRS Differences

Functional Currency

There are differences in the determination of an entity’s functional currency between GAAP and IFRS. We are reviewing the facts of each of the entities within our corporate structure and we expect that our functional currencies should not change.

Foreign Currency Translation

The foreign currency translation of our subsidiaries may differ under IFRS compared to GAAP. This is dependent on our conclusion relating to the functional currency of each of our subsidiaries. We expect the impact of this difference to be insignificant.

Income Taxes

The IFRS standard, IAS 12 “Income Taxes” continues to be under review and it is expected to change before 2011. We expect that, regardless of the results of the review, there will be differences between IFRS and GAAP, but will depend on the final standard. The potential impact is not expected to impact our balance sheet or income statement, but will impact our valuation allowance within our income tax disclosure.

45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Treatment of Warrants with an Exercise Price Denominated in a Foreign Currency

There is a difference between GAAP and IFRS on the treatment of warrants with an exercise price denominated in a currency other than the entity’s functional currency. Currently, IFRS would require accounting for these warrants as a liability measured at fair value with changes in fair value recorded in the consolidated statement of loss. GAAP requires these warrants to be accounted for as an equity instrument. The current impact on our consolidated financial statements would be to increase our liabilities and decrease our equity by $1.0 million.

4.	Deficit

Amount
$
Balance, December 31, 2007	85,006,547
Net loss and comprehensive loss for the year	17,550,204

Balance, December 31, 2008	102,556,751
Net loss and comprehensive loss for the year	16,231,249

Balance, December 31, 2009	118,788,000

5.	Property and Equipment

	2009
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Medical equipment	100,816	47,504	53,312
Office equipment	36,385	27,006	9,379
Office furniture	111,076	73,457	37,619
Computer equipment	271,194	185,905	85,289
Leasehold improvements	139,616	116,895	22,721

	659,087	450,767	208,320

	2008
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Medical equipment	100,816	35,592	65,224
Office equipment	36,385	24,910	11,475
Office furniture	108,315	67,926	40,389
Computer equipment	264,631	156,552	108,079
Leasehold improvements	139,616	100,857	38,759

	649,763	385,837	263,926

46

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

6.	Intellectual Property

	2009
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Intellectual property	3,615,000	3,615,000	—

	2008
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Intellectual property	3,615,000	3,434,250	180,750

7.	Alberta Heritage Foundation Loan

We received a loan of $150,000 from the Alberta Heritage Foundation for Medical Research. Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.

8.	Commitments

We are committed to payments totaling $650,000 during 2010 for activities related to our clinical trial program and collaborations.

We are committed to monthly rental payments (excluding our portion of operating costs) of $7,453 under the terms of a lease for office premises, which expires on May 31, 2011.

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product. We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.

9.	Contingencies

Assumption Agreement

During 1999, the Company entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and the former shareholders of the Company to make milestone payments and royalty payments.

As of December 31, 2009, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for income tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®. In 2003, the Company completed amendments and revisions to the contingent obligations to its five founding shareholders with respect to these other contingent payments. The amendments and revisions reduced the amount and clarified the determination of potential obligations of the Company to these shareholders arising from the Agreement and Assumption Agreement entered into in 1999. Also,

47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

on September 23, 2004, the Company reached an agreement that further reduced its contingent payments to its founding shareholders through the cancellation of a portion of these contingent payments from one of its non-management founding shareholders. The consideration paid by the Company consisted of $250,000 cash and 21,459 common shares valued at $150,000 and has been recorded as research and development expense. The value of the common shares was based on the closing market price on September 23, 2004.

As a result of the amendments and the cancellation agreement, if the Company receives royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, the Company is obligated to pay to the founding shareholders 11.75% (formerly in 2003 – 14.25% and 2002 – 20%) of the royalty payments and other payments received. Alternatively, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.35% (formerly in 2003 – 2.85% and 2002 – 4%) of Net Sales received by the Company for such products.

BRI “Work In Kind” Contribution

We entered into an engineering and process development agreement with the Biotechnology Research Institute of the National Research Council of Canada (“BRI”). The terms of this Agreement include a “work in kind” contribution from BRI. In exchange for this “work in kind” contribution, we agreed to provide a royalty, contingent upon receiving Sales Revenue, at the lesser of 0.5% of Sales Revenue or $20,000 per year. The total royalty under this Agreement is equal to two times the “work in kind” contribution. As of December 31, 2009, we estimate that the accumulated work in kind totals approximately $186,000.

48

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

10.	Share Capital

Authorized:

Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 1998	2,145,300	4	—	—
Issued on exercise of stock options	76,922	77	—	—

	2,222,222	81	—	—

July 29, 1999 share split (a)	6,750,000	81	—	—
Issued for cash pursuant to July 30, 1999 private placement (net of share issue costs of $45,000) (b)	1,500,000	855,000	—	—
Issued for cash pursuant to August 24, 1999 private placement	1,399,997	1,049,998	—	—
Issued on initial public offering (net of share issue costs of $317,897) (c)	4,000,000	3,082,103	—	—
Issued for cash pursuant to exercise of share purchase warrants	20,000	15,000	—	—

Balance, December 31, 1999	13,669,997	5,002,182	—	—
Issued on exercise of stock options and warrants	573,910	501,010	—	—
Issued for cash pursuant to July 17, 2000 private placement (d)	244,898	2,998,645	—	—
Issued on public offering (net of share issue costs of $998,900) (e)	3,000,000	13,101,100	—	—

Balance, December 31, 2000	17,488,805	21,602,937	—	—
Issued on exercise of stock options and warrants	1,702,590	2,210,016	—	—

Balance, December 31, 2001	19,191,395	23,812,953	—	—
Issued on exercise of stock options	40,000	34,000	—	—
Issued on acquisition of the interest in Transition Therapeutics Inc.	1,913,889	4,689,028	—	—
Issued for cash pursuant to December 11, 2002 private placement (f)	1,000,000	1,896,714	550,000	114,286
Share issue costs	—	(241,123)	—	—

49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 2002	22,145,284	30,191,572	550,000	114,286
Issued for cash pursuant to February 10, 2003 private placement (g)	140,000	265,540	77,000	16,000
Issued for cash pursuant to June 19, 2003 private placement (h)	2,120,000	5,912,113	1,272,000	543,287
Issued for cash pursuant to August 21, 2003 private placement (i)	1,363,900	3,801,778	813,533	349,176
Issued for cash pursuant to October 14, 2003 public offering (j)	1,200,000	5,528,972	720,000	617,428
Exercise of options	64,700	149,615	—	—
Exercise of warrants	174,378	593,194	(174,378)	(41,927)
Share issue costs	—	(1,730,195)	—	—

Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250
Issued for cash pursuant to April 7, 2004 private placement (k)	1,077,100	5,924,050	646,260	1,028,631
Issued for cash pursuant to pursuant to November 23, 2004 public offering (l)	1,504,000	8,693,120	864,800	1,521,672
Issued pursuant to cancellation of contingent payment [note 9]	21,459	150,000	—	—
Exercise of warrants	1,907,175	8,178,546	(1,907,175)	(798,096)
Expired warrants	—	—	(6,700)	(2,827)
Exercise of options	197,500	778,951	—	—
Share issue costs	—	(1,796,758)	—	—

Balance, December 31, 2004	31,915,496	66,640,498	2,855,340	3,347,630
Issued for cash pursuant to December 29, 2005 private placement (m)	3,200,000	14,176,000	1,920,000	2,908,800
Exercise of warrants	771,252	3,417,271	(771,252)	(329,984)
Expired warrants	—	—	(1,219,288)	(1,496,514)
Exercise of options	350,000	297,500	—	—
Share issue costs	—	(1,689,398)	—	—

50

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 2005	36,236,748	82,841,871	2,784,800	4,429,932
Exercise of options	284,000	241,400	—	—
Expired warrants	—	—	(112,800)	(213,192)

Balance, December 31, 2006	36,520,748	83,083,271	2,672,000	4,216,740
Issued for cash pursuant to February 22, 2007 public offering (n)	4,600,000	11,362,000	2,300,000	2,438,000
Exercise of options	60,000	51,000	—	—
Expired warrants	—	—	(752,000)	(1,308,480)
Share issue costs	—	(1,736,606)	—	—

Balance, December 31, 2007	41,180,748	92,759,665	4,220,000	5,346,260
Issued for cash pursuant to December 5, 2008 public offering (o)	2,650,000	3,127,000	2,915,000	946,050
Expired warrants	—	—	(1,920,000)	(2,908,800)
Warrants (p)	—	—	320,000	41,600
Share issue costs	—	(651,741)	—	—

Balance, December 31, 2008	43,830,748	95,234,924	5,535,000	3,425,110
Issued on acquisition of private company (q)	1,875,121	2,113,275	—	—
Issued for cash pursuant to May 13, 2009 public offering (r)	3,450,000	5,623,500	3,795,000	1,442,100
Issued for cash pursuant to November 23, 2009 public offering (s)	4,887,500	13,380,549	1,955,000	2,073,981
Exercise of stock options	281,600	318,541	—	—
Exercise of warrants	7,030,000	17,360,750	(7,030,000)	(2,429,750)
Issued for investment in BCBC (t)	200,000	684,000	—	—
Sale of intellectual property (u)	(5,000)	(16,550)	—	—
Share issue costs	—	(2,790,715)	—	—

Balance, December 31, 2009	61,549,969	131,908,274	4,255,000	4,511,441

(a)	Pursuant to subsection 167(1)(f) of the Business Corporations Act (Alberta), the Articles of the Company were amended by subdividing the 2,222,222 issued and outstanding common shares of the Company into 6,750,000 common shares.

(b)	Pursuant to a private placement, 1,500,000 common share purchase warrants were issued entitling the holders thereof to acquire one additional share at $0.75 per share until November 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(c)	Pursuant to the initial public offering, the agent was issued common share purchase warrants entitling it to acquire 400,000 common shares at $0.85 per share until May 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(d)	Pursuant to a private placement, 244,898 common shares were issued at an issue price of $12.25 per share net of issue costs of $1,355.

(e)	Pursuant to a special warrant offering, we sold 3,000,000 special warrants for $4.70 per warrant for net proceeds of $13,101,100. Each warrant entitled the holder to one common share upon exercise. At December 31, 2001, all of the warrants had been exercised.

(f)	Pursuant to a private placement, 1,000,000 units were issued at an issue price of $2.00 per unit net of issue costs of $241,123. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 500,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until June 11, 2004. In addition, we issued 50,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $11,000 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model (“Black Scholes”).

51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(g)	Pursuant to a private placement, 140,000 units were issued at an issue price of $2.00 per unit net of issue costs of $37,369. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 70,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until August 10, 2004. In addition, we issued 7,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $1,540 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were determined using Black Scholes.

(h)	Pursuant to a private placement, 2,120,000 units were issued at an issue price of $3.00 per unit net of issue costs of $637,986. Each unit included one common share (ascribed value of $2.789) and one-half of one common share purchase warrant (ascribed value of $0.211) for a total of 1,060,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until December 19, 2004. In addition, we issued 212,000 common share purchase warrants on the same terms to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $95,400 ($0.45 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were determined using Black Scholes.

(i)	Pursuant to a private placement, 1,363,900 common shares and 681,943 common share purchase warrants were issued for gross proceeds of $4,091,738. Each common share and whole common share purchase warrant have ascribed values of $2.787 and $0.425, respectively. Each common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until February 21, 2005. Share issue costs related to this private placement were $367,839. In addition, we issued 131,590 common share purchase warrants on the same terms to the advisors assisting with the transaction. The ascribed value of these additional warrants was $59,216 ($0.45 per additional warrant) and has been included in the issue costs. The ascribed values of the warrants were determined using Black Scholes.

(j)	Pursuant to a public offering, 1,200,000 units were issued at an issue price of $5.00 per unit net of issue costs of $687,001. Each unit included one common share (ascribed value of $4.607) and one-half of one common share purchase warrant (ascribed value of $0.393) for a total of 600,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $6.25 per share until April 14, 2005. In addition, we issued 120,000 common share purchase warrants with an exercise price of $5.00 that expires on April 14, 2005 to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $146,400 ($1.19 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were determined using Black Scholes.

(k)	Pursuant to a private placement, the Company sold 1,077,100 units at an average price of $6.25 per unit for gross cash proceeds of $6,731,875. The units were comprised of 1,077,100 common shares and 538,550 common share purchase warrants and have ascribed values of $5.50 and $1.50, respectively. Each common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $7.75 per share until October 7, 2005. Share issue costs related to the private placement were $728,918. In addition, we issued 107,710 common share purchase warrants to our advisor entitling the holder to acquire one common share of the capital of the Company upon payment of $7.00 per share until October 7, 2005. The ascribed value of these additional warrants was $220,806 ($2.05 per additional warrant) and has been included in the share issue costs above. The ascribed values of the warrants were determined using Black Scholes.

(l)	Pursuant to a public offering, the Company sold 1,504,000 units at an issue price of $6.65 per unit for gross cash proceeds of $10,001,600. Each unit included one common share (ascribed value of $5.78) and one-half of one common share purchase warrant (ascribed value of $0.87) for a total of 752,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $8.00 per share until November 23, 2007. Share issue costs related to this public offering were $1,063,890. In addition, we issued 112,800 common share purchase warrants with an exercise price of $7.06 that expires on May 23, 2006 to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $213,192 ($1.89 per broker warrant) and has been included in the share issue costs above. The ascribed values of the warrants were determined using Black Scholes.

(m)	Pursuant to a private placement, 3,200,000 units were issued at an issue price of $5.15 per unit net of issue costs of $1,689,398. Each unit included one common share (ascribed value of $4.43) and one-half of one common share purchase warrant (ascribed value of $0.72) for a total of 1,600,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $6.15 per share until December 29, 2008. In addition, we issued 320,000 common share purchase warrants with an exercise price of $5.65 expiring on December 29, 2008. The ascribed value of these broker warrants was $604,800 ($1.89 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were determined using Black Scholes.

(n)	Pursuant to a public offering, 4,600,000 units were issued at an issue price of $3.00 per unit for gross proceeds of $13,800,000. Each unit included one common share (ascribed value of $2.47) and one-half of one common share purchase warrant (ascribed value of $0.53) for a total of 2,300,000 warrants. The ascribed value was determined using the relative fair value method. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.50 per share until February 22, 2010. Share issue costs for this offering were $1,736,606. The ascribed values of the warrants were determined using Black Scholes.

52

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

(o)	Pursuant to a public offering, 2,650,000 units were issued at an issue price of $1.50 per unit for gross proceeds of $3,975,000. Each unit included one common share (ascribed value of $1.18) and one- common share purchase warrant (ascribed value of $0.32). The ascribed value was determined using the relative fair value method. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $1.80 per share until December 5, 2011 subject to acceleration of the expiry date under certain circumstances. Share issue costs for this offering were $651,741. In addition, we issued 265,000 broker common share purchase warrants with an exercise price of $1.80 expiring on December 5, 2011 subject to acceleration of the expiry date under certain circumstances. The ascribed value of these broker warrants was $98,050 ($0.37 per broker warrant) and has been included in the share issue costs. The ascribed values of the warrants were determined using Black Scholes.

Under the terms of the warrant indenture and the broker warrant certificates, if the 10-day volume-weighted average trading price of our common shares (the “Common Shares”) on the Toronto Stock Exchange exceeded $2.50 per Common Share, then, at any date subsequent to this date, at our sole discretion and upon sending the holder written notice of such accelerated exercise date and issuing a news release announcing such accelerated exercise date, the expiry date of the warrant shall be the day that is 30 days following the later of (i) the date on which such notice is sent to the holder; and (ii) the date on which such announcement is made by news release. As of the close of business on September 18, 2009, the 10-day volume-weighted average trading price of the Common Shares exceeded $2.50 and we elected to accelerate the exercise date to October 23, 2009, the date of our news release. All of these warrants were exercised.

(p)	On December 18, 2008, we amended the terms of 320,000 previously issued broker warrants for cash consideration of $41,600. The amendments included adjusting the exercise price from $5.65 to $1.80 and extending the expiry date from December 29, 2008 to December 29, 2009, subject to acceleration of the expiry date in certain circumstances. All of these warrants were exercised in 2009.

(q)	On April 9, 2009, we completed our acquisition of an inactive private company pursuant to a plan of arrangement under the Business Corporations Act (Alberta). We issued 1,875,121 common shares in exchange for all of the issued and outstanding securities of the private company. The exchange ratio was at an agreed premium to the private company’s net cash per security at closing and was calculated using an ascribed value per common share of $1.69 (being the 20 day volume weighted average trading price of our common shares on the Toronto Stock Exchange up to and including March 2, 2009). We have treated this acquisition as a financing transaction for accounting purposes and we have allocated the net cash from the private company to the value of the common shares we issued net of related transaction costs. The private company had no other assets or liabilities.

(r)	Pursuant to a public offering, 3,450,000 units were issued at an issue price of $2.00 per unit for gross proceeds of $6,900,000. Each unit included one common share (ascribed value of $1.63) and one common share purchase warrant (ascribed value of $0.37). The ascribed value was determined using the relative fair value method. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $2.40 per share until May 13, 2012 subject to acceleration of the expiry date under certain circumstances. Share issue costs for this offering were $952,854. In addition, we issued 345,000 broker common share purchase warrants with an exercise price of $2.40 expiring on May 13, 2012 subject to acceleration of the expiry date under certain circumstances. The ascribed value of these broker warrants was $165,600 ($0.48 per broker warrant) and has been included in the share issue costs. The ascribed values of the warrants were determined using Black Scholes. On October 2, 2009, the acceleration provisions under the warrant indenture were met allowing us to accelerate the expiry date of these warrants to November 2, 2009.

Under the terms of the warrant indenture and the broker warrant certificates, if the 10-day volume-weighted average trading price of our Common Shares on the Toronto Stock Exchange exceeded $3.35 per Common Share, then, at any date subsequent to this date, at our sole discretion and upon sending the holder written notice of such accelerated exercise date and issuing a news release announcing such accelerated exercise date, the expiry date of the warrant shall be the day that is 30 days following the later of (i) the date on which such notice is sent to the holder; and (ii) the date on which such announcement is made by news release. As of the close of business on October 2, 2009, the 10-day volume-weighted average trading price exceeded $3.35 and we elected to accelerate the exercise date to November 2, 2009. All of these warrants were exercised.

(s)	Pursuant to a public offering, 4,887,500 units were issued at an issue price of US$3.00 per unit for gross proceeds of US$14,662,500. Each unit included one common share (ascribed value of US$2.60) and 0.40 of one common share purchase warrant (ascribed value of US$0.40). The ascribed value was determined using the relative fair value method. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of US$3.50 per share until November 23, 2014 subject to acceleration of the expiry date under certain circumstances. Share issue costs for this offering were $1,524,706. The ascribed values of the warrants were determined using Black Scholes.

(t)	On October 20, 2009 we made an investment in British Canadian Biosciences Corp. (“BCBC”), a privately held biotechnology company specializing in the development of peptides for the treatment of a variety of conditions, including cancer. We purchased all of the convertible preferred shares of BCBC in exchange for 200,000 common shares of Oncolytics.

(u)	On October 26, 2009, we received and cancelled 5,000 of our common shares in consideration for clinical trial data that we had obtained as part of our acquisition of Private Company in April 2009.

53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the weighted average assumptions used in the Black Scholes Option Pricing Model with respect to the valuation of warrants and broker warrants issued in those years:

	2009	2008	2007	2006	2005	2004	2003	2002
Risk-free interest rate	1.22%	1.68%	4.08%	—	3.82%	2.82%	3.01%	3.41%
Expected hold period to exercise	1.80	2.00	3.00	—	1.92	1.39	0.76	1.00
Volatility in the price of the Company’s shares	61.43%	55.6%	63%	—	66%	71%	72%	57%
Dividend yield	Zero	Zero	Zero	—	Zero	Zero	Zero	Zero

The following table summarizes our outstanding warrants as at December 31, 2009:

Exercise Price	Outstanding, Beginning of the Year	Granted During the Year	Exercised During the Year	Expired During the Year	Outstanding, End of Year	Weighted Average Remaining Contractual Life (years)
$1.80	3,235,000	—	3,235,000	—	—	—
$2.40	—	3,795,000	3,795,000	—	—	—
US$3.50	—	1,955,000	—	—	1,955,000	4.83
$3.50	2,300,000	—	—	—	2,300,000	0.15

	5,535,000	5,750,000	7,030,000	—	4,255,000	2.30

11.	Stock Based Compensation

STOCK OPTION PLAN

We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

	2009		2008
	Stock Options	Weighted Average Share Price	Stock Options	Weighted Average Share Price
		$		$
Outstanding, beginning of the year	3,885,993	4.59	3,870,493	4.61
Granted during the year	332,500	3.06	15,500	1.45
Cancelled during the year	(350)	2.35	—	—
Exercised during the year	(281,600)	0.99	—	—

Outstanding, end of the year	3,936,543	4.72	3,885,993	4.59

Options exercisable, end of the year	3,875,026	4.75	3,747,293	4.65

54

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2009:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
			$		$
$1.45 - $2.37	799,693	6.2	2.08	776,026	2.09
$2.70 - $3.33	1,115,750	6.1	3.13	1,090,750	3.13
$4.00 - $5.00	1,208,250	4.8	4.86	1,195,750	4.86
$6.77 - $9.76	684,500	2.1	8.67	684,500	8.67
$12.15 - $13.50	128,000	0.8	12.69	128,000	12.69

	3,936,193	4.9	4.72	3,875,026	4.75

The outstanding options vest annually or after the completion of certain milestones. We have reserved 4,128,975 common shares for issuance relating to outstanding stock options.

As we are following the fair value based method of accounting for stock option awards, compensation expense related to options granted to employees was $424,273 (2008 – $64,039 and 2007 – $539,156) with an offsetting credit to contributed surplus. There were no options issued to consultants for the years 2009, 2008, and 2007.

The estimated fair value of stock options issued during the year was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2009	2008	2007
Risk-free interest rate	1.21%	1.85%	3.91%
Expected hold period to exercise	3.0 years	4.0 years	3.5 years
Volatility in the price of the Company’s shares	57%	56%	56%
Dividend yield	Zero	Zero	Zero
Weighted average fair value of options	$1.19	$0.60	$0.94

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

12.	Contributed Surplus

The following table summarizes the change in contributed surplus as at and for the year ended December 31:

	2009	2008
	$	%
Balance, beginning of the year	13,349,801	10,376,962
Stock based compensation	424,273	64,039
Expired warrants	—	2,908,800
Exercise of stock options	(39,331)	—

Balance, end of the year	13,734,743	13,349,801

55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	Loss Per Common Share

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2009 of 49,370,175 (2008 – 41,369,515: 2007 – 40,428,825). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

14.	Income Taxes

The recovery of income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2009	2008	2007
	$	$	$
Loss before income taxes	(16,209,249)	(17,550,204)	(15,950,426)
Statutory Canadian corporate tax rate	29.00%	29.50%	32.12%
Anticipated tax recovery	(4,700,682)	(5,177,310)	(5,123,277)
Foreign jurisdiction tax rate difference	3,360,634	373,868	—
Employee stock based compensation	123,039	18,892	156,355
Change in tax rate	151,038	—	465,321
Tax return adjustment	1,725,970	(290,082)	(314,156)
Non-deductible expenses	42,929	11,456	9,311
Change in valuation allowance	(680,928)	5,063,176	4,806,446

Future income tax recovery	—	—	—

Current income taxes	22,000	—	—

As at December 31, 2009, we have non-capital losses for income tax purposes in Canada of approximately $26,615,000 which are available for application against future taxable income and expire in 2026 ($9,809,000), 2027 ($12,170,000) and 2029 ($4,636,000). As at December 31, 2009, we have non-refundable federal investment tax credits of approximately $3,730,000 (2008 – $3,730,000) which are available to reduce future taxes payable. We have unclaimed scientific research and experimental development expenditures available to reduce future years’ taxable income of approximately 16,884,000 (2008 – $16,884,000) over an indefinite future period. We have not recorded the potential benefits of these tax pools in the consolidated financial statements.

The components of our future income tax asset are as follows:

	2009	2008
	$	$
Net operating losses carried forward	6,871,568	7,305,636
Scientific research and experimental development	4,220,931	4,220,930
Investment tax credits	2,797,690	2,797,690
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	153,474	92,054
Share issue costs	814,857	425,459
Valuation allowance	(14,858,519)	(14,841,769)

Future income tax asset	—	—

15.	Indemnification of Officers and Directors

Our corporate by-laws require that, except to the extent expressly prohibited by law, we will indemnify our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding as it relates to

56

TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

their services to the Company. The by-laws provide no limit to the amount of the indemnification. We have purchased directors’ and officers’ insurance coverage to cover claims made against the directors and officers during the applicable policy periods. The amounts and types of coverage have varied from period to period as dictated by market conditions. We believe that we have adequate insurance coverage; however, there is no guarantee that all indemnification payments will be covered under our existing insurance policies.

There is no pending litigation or proceeding involving any of our officers or directors as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

16.	Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection. We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	2009	2008
	$	$
Cash and cash equivalents	32,448,939	7,429,895
Short-term investments	1,679,937	5,846,634
Shareholders’ equity	31,366,458	9,453,084

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board of Directors (the “Board”). The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared monthly and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.

On June 16, 2008, we filed a short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, debt securities and/or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Establishing the Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. The Base Shelf expires on July 16, 2010 and we have registered 10,987,500 units under this shelf.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2009.

57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	Short-term Investments

Short-term investments which consist of Government of Canada treasury bills, are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested. We intend to match the maturities of these short-term investments with the cash requirements of the Company’s activities and treat these as held-to-maturity short-term investments. We do not hold any asset backed commercial paper.

	Face Value	Original Cost	Accrued Interest	Carrying Value	Fair Value	Effective Interest Rate
	$	$	$	$	$	%
December 31, 2009
Short-term investments	1,679,937	1,679,937	Nil	1,679,937	1,679,937	0.17%

December 31, 2008
Short-term investments	5,850,305	5,828,500	18,134	5,846,634	5,847,527	1.81

Fair value is determined by using published market prices provided by our investment advisor.

18.	Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments, long term investment, accounts receivable, and accounts payable. As at December 31, 2009, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit Risk

Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest Rate Risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

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Currency Risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. and to the extent cash is held in foreign currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2009 by approximately $63,757. The impact of a $0.01 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2009 by approximately $17,395.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2009 are as follows:

	U.S. dollars	British pounds
	$	£
Cash and cash equivalents	13,000,437	316,168
Accounts payable	(423,905)	(486,087)

	12,576,532	(169,919)

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 16. Accounts payable are all due within the current operating period.

19.	Economic Dependence

We are economically dependent on our toll manufacturers. We primarily use one toll manufacturer in the U.S. to produce the clinical grade REOLYSIN® required for our clinical trial program. Any significant disruption of the services provided by our primary toll manufacturer has the potential to delay the progress of our clinical trial program. We have another toll manufacturer in the U.K. that has also produced clinical grade REOLYSIN® at a smaller scale. We have attempted to mitigate this risk by producing sufficient REOLYSIN® in advance of patient enrollment in a particular clinical trial.

20.	Additional Cash Flow Disclosure

Net Change In Non-Cash Working Capital

	2009	2008	2007	Cumulative from inception on April 2, 1998 to December 31, 2009
	$	$	$	$
Change in:
Accounts receivable	21,535	(6,237)	3,918	(64,787)
Prepaid expenses	(327,740)	80,632	378,240	(507,408)
Accounts payable and accrued liabilities	(307,178)	1,712,884	204,806	4,226,933

Change in non-cash working capital	(613,383)	1,787,279	586,964	3,654,738
Net change associated with investing activities	—	—	—	—

Net change associated with operating activities	(613,383)	1,787,279	586,964	3,654,738

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OTHER NON-CASH ITEMS

	2009	2008	2007	Cumulative from inception on April 2, 1998 to December 31, 2009
	$	$	$	$
Gain on disposal of clinical data [note 10]	(16,550)	—	—	(16,550)
Unrealized foreign exchange loss	127,350	—	—	552,536
Donation of medical equipment	—	—	—	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	—	—	(299,403)
Cancellation of contingent payment obligation settled in common shares [note 9]	—	—	—	150,000
Future income tax recovery	—	—	—	(1,115,000)

	110,800	—	—	1,494,337

21.	Long Term Investment

As at December 31, 2009, we owned all of the convertible preferred shares of British Canadian Biosciences Corp. (“BCBC”), a privately held biotechnology company specializing in the development of peptides for the treatment of a variety of conditions, including cancer. The common shares of BCBC do not have a quoted market price in an active market.

22.	BCY LifeSciences Inc.

On May 7, 2002, the shareholders of SYNSORB and the Company approved an arrangement whereby the Company would release from escrow 4,000,000 common shares held by SYNSORB. As consideration, SYNSORB provided the Company with 1,500,000 common shares of BCY LifeSciences Inc. (“BCY”) along with the rights to receive an additional 400,000 common shares of BCY upon the attainment of certain milestones by BCY at no cash cost to the Company. The Company received 200,000 of these 400,000 common shares on November 27, 2002. These 1,700,000 common shares in BCY were recorded as an investment at $170,000 based on the quoted market price of the BCY common shares at that time with an offsetting credit recorded to contributed surplus. On April 23, 2002, the Company acquired 694,445 common shares of BCY, a public company, for $0.18 per share, and warrants exercisable until April 23, 2004 to purchase up to 694,445 common shares in BCY at an exercise price of $0.27 per share for total consideration of $127,123 (including costs of $2,123). After these transactions, the Company held a total of 2,394,445 BCY shares which were all subsequently sold for net cash proceeds of $591,725, recording a gain on sale of investment of $299,403.

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TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

23.	Reconciliation of Canadian GAAP to U.S. GAAP

Our consolidated financial statements are prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Significant differences between Canadian and U.S. GAAP are as follows:

		Years Ended December 31			Cumulative from inception on April 2, 1998 to December 31, 2009
	Notes	2009	2008	2007
		$	$	$	$
Net loss and comprehensive loss – Canadian GAAP	(2)	16,231,249	17,550,204	15,950,426	118,788,000
Change in fair value of warrant liability	(3)	(1,050,930)	—	—	(1,050,930)
Amortization of intellectual property	(1)	(180,750)	(361,500)	(361,500)	(3,615,000)
Future income tax recovery	(1)	—	—	—	1,115,000

Net loss and comprehensive loss – U.S. GAAP		14,999,569	17,188,704	15,588,926	115,237,070

Basic and diluted loss per common share – U.S. GAAP		(0.30)	(0.42)	(0.39)	—

There are no differences between Canadian GAAP and U.S. GAAP in amounts reported as cash provided by (used in) operating, financing and investing activities.

Balance sheet items in accordance with U.S. GAAP are as follows:

		December 31, 2009		December 31, 2008
	Notes	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
		$	$	$	$
Intellectual property	(1)	—	—	180,750	—
Warrant liability	(3)	—	1,023,051	—	—
Future income taxes	(1)	—	—	—	—
Share capital	(3)	131,908,274	131,908,274	—	—
Warrants	(3)	4,511,441	2,437,460	—	—
Contributed surplus	(1)	13,734,743	11,234,743	12,197,801	9,697,801
Deficit	(1),(3)	118,788,000	115,237,070	102,556,751	100,237,501

1. “Push-Down” Accounting and In Process Research and Development

Intellectual property of $2,500,000 recorded as a consequence of SYNSORB’s acquisition of the Company’s shares comprised intangible assets related to research and development activities. Under U.S. GAAP, this would not be capitalized on acquisition. As a result of removing the $2,500,000 from intellectual property in 1999 for U.S. GAAP purposes, the amortization of the intellectual property, the future income tax recovery, and contributed surplus amounts recorded for Canadian GAAP purposes have been reversed.

2. Presentation of Stock Based Compensation Expense

Under U.S. GAAP, stock based compensation expense is to be presented within the appropriate category of expenses on the consolidated statements of loss. As a result, stock based compensation on the consolidated statement of loss would be reduced by $424,273 in 2009 (2008 – $64,039; 2007 – $539,156) and research and development and operating expenses would increase by $211,263 and $213,010, respectively (2008 – $64,039 and $nil, respectively; 2007 – $375,156 and $164,000, respectively). Cumulative from inception stock based compensation would be reduced by $5,193,117 and cumulative from inception research and development and operating expenses would increase by $2,946,387 and $2,246,730, respectively. There is no impact on the Company’s net loss.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Treatment of Warrants with a Foreign Currency Exercise Price

Under U.S. GAAP, the prescribed accounting treatment for warrants with an exercise price denominated in a foreign currency is to treat these warrants as a liability measured at fair value with changes in fair value accounted for through the consolidated statement of loss. The fair value of these warrants is determined using the Black Scholes Option Pricing Model. As a result of this prescribed accounting treatment, for U.S. GAAP, we have reclassified the warrants issued in our November 2009 unit offering from equity to liabilities.

ADDITIONAL STOCK BASED PAYMENT DISCLOSURE

As at December 31, 2009, the aggregate intrinsic value of the stock options outstanding and the stock options exercisable were $535,955 and $520,357, respectively. The total intrinsic value of the options exercised in 2009 was $519,245 (2008 – $nil; 2007 – $90,000).

A summary of our non-vested options as at December 31, 2009 and 2008 and changes during the year ended December 31, 2009 and 2008 are as follows:

	2009		2008
	Stock Options	Weighted Average Grant Date Fair Value	Stock Options	Weighted Average Grant Date Fair Value
		$		$
Non-vested options, beginning of the year	138,700	1.14	208,550	1.19
Granted during the year	—	—	5,500	0.64
Vested during the year	(77,183)	1.32	(75,350)	1.24
Forfeited during the year	(350)	0.92	—	—

Non-vested options, end of the year	61,167	0.92	138,700	1.14

As at December 31, 2009, there was $2,206 (2008 – $33,313) of total unrecognized compensation costs related to non-vested stock options granted under our stock option plan. This cost is expected to be recognized over a weighted average period of 0.92 years. The total fair value of shares vested during the years ended December 31, 2009, 2008 and 2007 was $101,617, $93,572, and $75,500, respectively.

The Company issues shares from treasury to satisfy any exercise of stock options.

ADDITIONAL FINANCIAL INSTRUMENT DISCLOSURE

Financial Liabilities

Financial liabilities include the warrant liability which has been designated as held for trading and has been measured at fair value determined by the Black Scholes Option Pricing. These warrants have not been listed on an exchange and therefore do not trade on an active market. Changes in fair value are recorded as a gain or loss in income. The inputs used for determining fair value on December 31, 2009 are: risk free interest rate – 1.46%, expected hold period to exercise – 1.4 years, volatility in the price of our shares – 61.5%, and expected dividend yield.

Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

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TECHNOLOGY CHANGING LIFE	2009 ANNUAL REPORT

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of our Warrant Liability is based on level 2 (significant observable inputs).

Accounting for Uncertainty in Income Taxes

The tax years 2003 – 2008 remain open for audit examination by the respective Canadian taxing jurisdictions.

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Corporate Information

Officers	Auditor

Brad Thompson, PhD	Ernst & Young LLP
Chairman, President and CEO	1000 Ernst & Young Tower
440 2nd Avenue SW
Doug Ball, CA	Calgary, Alberta, T2P 5E9
Chief Financial Officer

Matt Coffey, PhD	Transfer Agent
Chief Operating Officer	Computershare Trust Company of Canada
Karl Mettinger, MD, PhD	Calgary, Alberta
Chief Medical Officer	For change of address, lost stock certificates and other related inquiries contact: 1.800.564.6253 or
George Gill, MD
Senior Vice President,
Clinical and Regulatory Affairs	www.computershare.com
Mary Ann Dillahunty, JD, MBA	Legal Counsel
Vice President, Intellectual Property	McCarthy Tétrault LLP / S.E.N.C.R.L., s.r.l.

Directors	Suite 3300, 421-7th Avenue SW Calgary, Alberta, T2P 4K9

Brad Thompson, PhD
Chairman, President and CEO	Shareholder Information
Oncolytics Biotech Inc.	For public company filings please go to

Doug Ball, CA	www.sedar.com or contact us at:
CFO, Oncolytics Biotech Inc.
Oncolytics Biotech Inc.
Ger van Amersfoort	Suite 210, 1167 Kensington Crescent NW
Biotech Consultant	Calgary, Alberta, Canada T2N 1X7

William A. Cochrane, OC, MD	T: 403.670.7377
Biotech Consultant	F: 403.283.0858

Jim Dinning	www.oncolyticsbiotech.com
Chairman, Western Financial Group

Ed Levy, PhD
Adjunct Professor, University of British Columbia

J. Mark Lievonen, FCA
President, Sanofi Pasteur Limited

Bob Schultz, FCA
Corporate Director

Fred A. Stewart, QC
President, Fred Stewart and Associates Inc.

Oncolytics

BIOTECH INC

www.oncolyticsbiotech.com